    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2002
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                           PEET'S COFFEE & TEA, INC.
            (Exact name of registrant as specified in its charter)

           Washington                        2095                     91-0863396
  (State or other jurisdiction    (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization) Classification Code Number)     Identification No.)

                               -----------------
      1400 Park Avenue, Emeryville, California 94608-3520, (510) 594-2100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                            Christopher P. Mottern
                     President and Chief Executive Officer
                           Peet's Coffee & Tea, Inc.
      1400 Park Avenue, Emeryville, California 94608-3520, (510) 594-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  Copies to:

            Kenneth L. Guernsey                          Jeffrey D. Saper
           Gian-Michele a Marca                          Allison L. Berry
                Cathlin Suh                                Lora D. Blum
            Cooley Godward LLP                   Wilson Sonsini Goodrich & Rosati
One Maritime Plaza, San Francisco, CA 94111          Professional Corporation
              (415) 693-2000                650 Page Mill Road, Palo Alto, CA 94304-1050
                                                          (650) 493-9300

                               -----------------
       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                               -----------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest investment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE

================================================================================

                                 Aggregate      Proposed Maximum Proposed Maximum   Amount of
  Title of Each Class of          Amount         Offering Price      Aggregate     Registration
Securities to be Registered to be Registered(1)   Per Share(2)   Offering Price(2)     Fee
-----------------------------------------------------------------------------------------------
Common Stock, no par value       3,162,500           $12.91         $40,827,875     $3,756.17
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 412,500 shares for which the underwriters have the option to purchase to cover over allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act, and computed pursuant to Rule 457(c) of the Securities Act. The computation was based on the average of the high and low prices of our common stock as reported by the Nasdaq National
    Market on March 26, 2002.
                               -----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 27, 2002
PROSPECTUS                    [LOGO] THOMAS WEISEL PARTNERS LLC

                           [LOGO] Peet's Coffee & Tea

                               2,750,000 Shares
                                 Common Stock

--------------------------------------------------------------------------------
Peet's Coffee & Tea is selling 2,250,000 shares of common stock and the selling shareholder identified in this prospectus is selling an additional 500,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling shareholder. We have granted the underwriters a 30-day option to purchase up to an additional 412,500 shares from us to cover over-allotments, if any.

Our common stock is listed on the Nasdaq National Market under the symbol
"PEET." The last reported sale price on           , 2002 was $       per share.

--------------------------------------------------------------------------------
 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 5.

--------------------------------------------------------------------------------

                                                           Per Share Total
     Public Offering Price                                     $       $
     Underwriting Discount                                     $       $
     Proceeds, before expenses, to Peet's                      $       $
     Proceeds, before expenses, to the selling shareholder     $       $

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

            Thomas Weisel Partners LLC


            WR Hambrecht + Co         Pacific Growth Equities, Inc.

The date of this prospectus is       , 2002

                          INSIDE FRONT COVER GRAPHICS

[Inside front cover consists of three pieces

First piece:

   There is a photograph of a Peet's branded coffee bag, beside which there is a silver coffee scoop with a pile of roasted coffee beans. Above the photograph, there is the Peet's Coffee & Tea stylized logo. Below, there is the caption: "Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee for home, office and restaurant enjoyment."

Second and third pieces:

   There is a large picture spanning both pieces of a roaster scooping a roasted bean sample from a roasting machine with caption on left hardside:
"Since 1966, Peet's has been committed to a simple idea . . .

    . . . purchase only high quality Arabica beans.

    . . . deep roast them for full flavor.

    . . . ship them within 24 hours of roasting to ensure freshness."

   Below this picture, there are four smaller pictures with left hand caption:
"We provide customers the convenience of purchasing our fresh roasted beans in multiple channels of distribution." Four pictures are: Picture of website and mailorder catalogs with caption "Online and mail order," picture of Peet's coffee stand alone rack placed in a grocery store with caption "Specialty grocery and gourmet food stores," picture of office coffee equipment with caption "Offices and restaurants" and picture of inside of retail store with caption "Company owned retail stores in four states."]

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   1
The Offering..............................................................   3
Summary Consolidated Financial Data.......................................   4
Risk Factors..............................................................   5
Cautionary Note on Forward-Looking Statements.............................  11
Use of Proceeds...........................................................  12
Price Range of Common Stock...............................................  13
Dividend Policy...........................................................  13
Capitalization............................................................  14
Selected Consolidated Financial Data......................................  15
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................  16
Business..................................................................  28
Management................................................................  38
Principal and Selling Shareholders........................................  40
Underwriting..............................................................  42
Legal Matters.............................................................  45
Experts...................................................................  45
Where You Can Find More Information.......................................  45
Incorporation by Reference................................................  45
Index to Consolidated Financial Statements................................ F-1

                               -----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

   Our logo is our registered trademark. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                              PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

                              Peet's Coffee & Tea

   Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee sold under strict freshness standards through multiple channels of distribution. Since the founding of our business in 1966 by Dutch immigrant Alfred Peet, we have remained committed to a simple idea: purchase only high quality Arabica beans, deep roast them for full flavor using an artisan process and ship them within 24 hours of roasting to ensure freshness. We sell our fresh roasted coffee, hand selected tea and related items in several distribution channels, including specialty grocery and gourmet food stores, online and mail order, office, restaurant and food service accounts and 60 company-operated stores in four states.

   Peet's primary business is the sale of fresh roasted whole bean coffee. In 2001, approximately 59% of our net revenue was generated from the sale of whole bean coffee and related items, including tea, and approximately 41% of our net revenue was generated from the sale of prepared beverages and pastry items. We are well established in California, and we believe we have developed a loyal customer base and growing brand awareness across the United States.

   Over the past several years, we have begun a strategic expansion into multiple channels of distribution, such as specialty grocery and gourmet food stores, offices and restaurants. We have continued to develop our online and mail order channel, including the addition of online ordering capability through our websites, peets.com and coffee.com, and opened new retail outlets in four regions. We are expanding Peet's from a regional retailer that operates its own outlets into a national coffee brand available through multiple channels of distribution. We believe our expansion strategy has allowed us to grow in a controlled manner to ensure that we continue to enhance our brand's image and quality reputation.

   We believe that the combination of our established brand, a differentiated product positioning based on our quality and freshness standards and our strategic expansion into select channels of distribution creates significant potential opportunities for growth.

Competitive Strengths

   Our objective is to become the leading brand of whole bean specialty coffee. To achieve this objective, we intend to leverage the following strengths:

  . Differentiated Product--Peet's is a leader in the development of specialty coffee in the United States. We use a deep-roasting process, roast to order six days a week in small batches and ship coffee to our stores or customers within 24 hours of roasting. We believe our competitors' focus on convenience, beverage sales or commodity products is creating the opportunity for a premium brand alternative that delivers recognizable product benefits such as freshness and artisan-roasted coffee.

  . Multi-Channel Distribution Model--Over the past several years, we have switched our focus from selling whole bean coffee primarily through our retail stores to selling whole bean coffee through multiple channels of distribution, which we believe allows us to increase our sales and expand our geographic reach in a cost effective manner. We currently sell whole bean coffee in our retail stores, online and via mail order, to restaurant and food service accounts, at airports, to office coffee distributors and in specialty grocery and gourmet food stores.

  . Established Infrastructure--We have made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. At present, we are operating at less than half of our annual roasting capacity. In addition, we have installed software and technology to provide high quality customer service and deliver professional customer relationship management.

  . Strong Company Culture--Our employees, known affectionately as "Peetniks," are dedicated to the vision and mission of Peet's, which is to produce high quality products and establish long term customer relationships.

Growth Strategy

   Our growth strategy is based on the sale of whole bean coffee in multiple channels of distribution. While we intend to continue the sale of whole bean coffee through our retail stores, we expect revenue in our other distribution channels, namely, specialty grocery and gourmet food stores, online and mail order and office, restaurant and food service accounts, to increase as a percent of net revenue. Our strategy to drive Peet's growth includes the following initiatives:

  . Expand our presence in specialty grocery and gourmet food stores--We intend to expand availability of our brand through a controlled network of distribution to specialty grocery and gourmet food stores. Within these stores, our coffee is displayed in Peet's branded kiosks, free-standing display racks or other locations.

  . Continue to grow our direct to consumer business--Peet's has built a significant online and mail order business by marketing to consumers who enjoy the convenience of receiving fresh coffee at their homes or offices. We have initiated marketing programs to attract new customers who are not familiar with Peet's coffee.

  . Expand office, restaurant and food service distribution--We currently operate with a select group of office coffee distributors in eleven markets. We have been highly selective with our restaurant and food service distribution. We believe we have expansion opportunities within these channels.

  . Open new stores in strategic locations--We believe that limited and selective additions of new store sites, rather than broad scale site development, will better support our brand position and will make better use of our financial resources. We view retail stores as an important component of our growth strategy, providing a physical presence in selected markets for product trial, marketing and general brand building.

  . Expand international sales--In 2001, we entered into an agreement to distribute our coffee in Japan. We continue to explore opportunities for licensing and franchising our brand in international markets with partners who are interested in building our brand through multiple channels of distribution.

   To become a leading brand in specialty coffee and achieve our growth objectives, we must successfully expand our business into new markets and underdeveloped distribution channels. For more information regarding the risks associated with our business, see "Risk Factors" beginning on page 5.

   We were formed as a Washington corporation in 1971. Our executive offices are located at 1400 Park Avenue, Emeryville, CA 94608-3520, and our telephone number is (510) 594-2100. Our main website address is http://www.peets.com. The information contained in our website is not a part of this prospectus.

                                 THE OFFERING

Common stock offered by Peet's.........   2,250,000 shares

Common stock offered by the selling
  shareholder..........................   500,000 shares

Common stock to be outstanding after
  this offering........................   10,736,204 shares

Use of proceeds........................   We expect to use the net proceeds to
                                          us from this offering for capital
                                          expenditures, including the opening
                                          of additional retail stores,
                                          marketing and related expenditures to
                                          implement our business strategy, and
                                          working capital and other general
                                          corporate purposes. We will not
                                          receive any proceeds from the sale of
                                          common stock offered by the selling
                                          shareholder.

Nasdaq National Market symbol..........   PEET

   The common stock to be outstanding after this offering is based on 8,486,204 shares outstanding as of February 28, 2002, which excludes:

  . 2,058,924 shares of common stock issuable as of February 28, 2002 upon the exercise of outstanding stock options issued under our 1993 Stock Option Plan, 1994 California Stock Option Plan, 1997 Equity Incentive Plan, 2000 Equity Incentive Plan and 2000 Non-Employee Directors Plan at a weighted average exercise price of $6.59 per share; and

  . 451,635 shares of common stock reserved for future issuance as of February 28, 2002 under our 1997 Equity Incentive Plan, 2000 Equity Incentive Plan, 2000 Non-Employee Directors Plan and 2000 Employee Stock Purchase Plan.

   Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   The following table summarizes the consolidated financial data and operating data of our business. Our fiscal year is based on a 52 or 53 week year and ends on the Sunday closest to the last day in December.

                                                                             Year
                                                           -----------------------------------------
                                                            1997    1998    1999     2000     2001
                                                           ------- ------- -------  -------  -------
Net revenue............................................... $51,720 $59,787 $69,059  $84,302  $94,400
Income (loss) from operations.............................     986   1,119     857     (964)   2,333
Net income (loss).........................................     341     168    (144)  (2,275)   1,155
Net income (loss) per share:
   Basic.................................................. $  0.08 $  0.04 $ (0.03) $ (0.50) $  0.15
   Diluted................................................ $  0.06 $  0.03 $ (0.03) $ (0.50) $  0.14
Shares used in calculation of net income (loss) per share:
   Basic..................................................   4,348   4,397   4,489    4,515    7,941
   Diluted................................................   5,448   5,710   4,489    4,515    8,212

   The following table summarizes our balance sheet data and certain operating data as of December 30, 2001 (the end of fiscal 2001). This balance sheet data is presented on an actual basis and as adjusted to give effect to the sale of the shares of common stock in this offering by us at an assumed public offering
price of $     per share, after deducting the estimated underwriting discounts and offering expenses payable by us.

                                                     As of December 30, 2001
                                                     -----------------------
                                                      Actual     As Adjusted
                                                      -------    -----------
      Cash and cash equivalents..................... $ 2,718
      Working capital...............................   3,315
      Total assets..................................  41,409
      Borrowings under line of credit...............   1,968
      Current portion of long-term borrowings.......     513
      Long-term borrowings, less current portion....     895
      Total shareholders' equity....................  28,770

                                 RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition or operating results could suffer. As a result, our common stock's trading price could decline and you could lose all or part of the money you paid to buy our common stock.

                  Risk Factors Affecting Peet's Coffee & Tea

We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our growth and operating results.

   Our business strategy emphasizes the expansion of our non-retail distribution channels--including specialty grocery and gourmet food stores, online and mail order, and office, restaurant and food service accounts. This business strategy represents a shift from our historic business strategy, which largely emphasized opening and operating retail stores. Despite the change in our strategy, our retail stores, which generated nearly 80% of our 2001 net revenue, continue to be an important element of our business. We do not know whether we will be able to successfully implement our business strategy or whether our business strategy will be successful. Our ability to implement this business strategy is dependent on our ability to:

  . Market our products on a national or international scale and over the internet;

  . Enter into distribution and other strategic arrangements with third party retailers and other potential distributors of our coffee;

  .   Increase our brand recognition on a national and international scale;

  .   Identify and lease strategic locations suitable for new stores; and

  . Manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

   Our revenue may be adversely affected if we fail to implement our business strategy or if we divert resources to a business strategy that ultimately proves unsuccessful.

Because our business is centered on a single product, specialty coffee, if the demand for specialty coffee decreases, our business could suffer.

   Sales of specialty coffee constituted nearly 83% of our 2001 net revenue. Demand for specialty coffee is affected by many factors, including:

  .   Consumer tastes and preferences;

  .   National, regional and local economic conditions; and

  .   Demographic trends.

   Because we are highly dependent on consumer demand for specialty coffee, a shift in consumer preferences away from specialty coffee would harm our business more than if we had more diversified product offerings. If customer demand for specialty coffee decreases, our sales would decrease accordingly.

If we fail to continue to develop and maintain our brand, our business could suffer.

   We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. Because the majority of our retail stores are located on the west coast, primarily in California, our brand recognition remains largely regional. Our brand building initiative involves increasing the availability of our products, increasing marketing expenditures and opening new stores in flagship locations to increase awareness of our brand and create and maintain brand loyalty. If our brand building initiative is unsuccessful, we may never recover the expenses incurred in connection with these efforts and we may be unable to increase our future revenue or implement our business strategy.

   Our success in promoting and enhancing the Peet's brand will also depend on our ability to provide customers with high quality products and customer service. Although we take measures to ensure that we sell only fresh roasted whole bean coffee and our retail employees properly prepare our coffee beverages, we have no control over our whole bean coffee products once purchased by customers. Accordingly, customers may prepare coffee from our whole bean coffee inconsistent with our standards, store our whole bean coffee for long periods of time or resell our whole bean coffee without our consent, which, in each case, potentially affects the quality of the coffee prepared from our products. If customers do not perceive our products and service to be of high quality, then the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

We depend on the expertise of key personnel. If these individuals leave or change their role within our company without effective replacements, our operations may suffer.

   The success of our business is dependent to a large degree on our management, including Christopher P. Mottern, Chief Executive Officer and President. If he were to leave Peet's without an effective replacement, our revenue, operations, profits and growth may suffer. As part of our management continuity plan, our Board of Directors is in the process of searching for an additional senior executive to take on the roles of chief executive officer and president with Mr. Mottern assuming a more strategic role as Chairman of the Board. This search is focusing on individuals with extensive experience with consumer brands and the expertise necessary to continue the implementation of our multi-channel distribution strategy. We cannot guarantee that we will find a suitable candidate or that the person we hire will be able to successfully implement our business strategy. If we hire someone who fails to successfully implement our business strategy, our revenue, operations, profits and growth may suffer. See "Management--Management Continuity Plan."

   In addition, we depend to a large degree on the expertise of our coffee roasters and purchasers. Our ability to source and purchase a sufficient supply of high quality coffee beans and roast coffee beans consistent with our quality standards could suffer if we lost the services of any of these individuals.

Our roasting methods are not proprietary, so competitors may be able to duplicate them, which could harm our competitive position.

   We consider our roasting methods essential to the flavor and richness of our roasted whole bean coffee and, therefore, essential to our brand. Because we do not hold any patents for our roasting methods, it may be difficult for us to prevent competitors from copying our roasting methods. If our competitors copy our roasting methods, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

Because our business is based primarily in California, a worsening of economic conditions, a decrease in consumer spending or a change in the competitive conditions in this market may substantially decrease our revenue and may adversely impact our ability to implement our business strategy.

   Our California retail stores generated 72% of our 2001 net revenue and a substantial portion of the revenue from our other distribution channels is generated in California. We expect that our California operations will continue to generate a substantial portion of our revenue. In addition, our California retail stores provide us with a means for increasing brand awareness, building customer loyalty and creating a premium specialty coffee brand. As a result, an economic downturn or other decrease in consumer spending in California may not only lead to a substantial decrease in revenue, but may also adversely impact our ability to market our brand, build customer loyalty, or otherwise implement our business strategy.

If we are unable to continue leasing our retail locations or obtain leases for new stores, our existing operations and our ability to expand may be adversely affected.

   All of our 60 retail locations are on leased premises. If we are unable to renew these leases, our revenue and profits could suffer. In addition, we intend to lease other premises in connection with the planned expansion of our retail operations. Because we compete with other retailers and restaurants for store sites and some landlords may grant exclusive locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. This could adversely impact our revenue growth and brand building initiatives.

We may not be able to hire or retain additional management and other personnel and our recruiting and training costs may increase as a result of turnover, both of which may increase our costs and reduce our profits and may adversely impact our ability to implement our business strategy.

   The success of our business depends upon our ability to attract and retain highly motivated, well-qualified management and other personnel, including technical personnel and retail employees. We face significant competition in the recruitment of qualified employees. Our ability to execute our business strategy may suffer if:

  . We are unable to recruit or retain a sufficient number of qualified employees;

  .   The costs of employee compensation or benefits increase substantially; or

  . The costs of outsourcing certain tasks to third party providers increase substantially.

   In addition, we expend significant resources in training our retail managers and employees. During the past few years, retail employee turnover has increased to approximately 75% per year. If turnover continues to increase, we may incur additional recruiting and training costs.

Because we rely heavily on common carriers to ship our coffee on a daily basis, any disruption in their services or increase in shipping costs could adversely affect our business.

   We rely on a number of common carriers to deliver coffee to our customers and retail stores. We consider roasted coffee a perishable product and we rely on these common carriers to deliver fresh roasted coffee on a daily basis. We have no control over these common carriers and the services provided by them may be interrupted as a result of labor shortages, contract disputes or other factors. If we experience an interruption in these services, we may be unable to ship our coffee in a timely manner. A delay in shipping could:

  . Have an adverse impact on the quality of the coffee shipped, and thereby adversely affect our brand and reputation;

  . Result in the disposal of an amount of coffee that could not be shipped in a timely manner; and

  . Require us to contract with alternative, and possibly more expensive, common carriers.

   Any significant increase in shipping costs could lower our profit margins or force us to raise prices, which could cause our revenue and profits to suffer.

Because we have only one roasting facility, a significant interruption in the operation of this facility could potentially disrupt our operations.

   We have only one coffee roasting and distribution facility. A significant interruption in the operation of this facility, whether as a result of a natural disaster or other causes, could significantly impair our ability to operate our business on a day-to-day basis. Moreover, our roasting and distribution facility and most of our stores are located near several major earthquake faults. The impact of a major earthquake on our facilities, infrastructure and overall operations is difficult to predict and an earthquake could seriously disrupt our entire business process. Our earthquake insurance does not cover revenue lost as a result of earthquakes.

            Risk Factors Relating to the Specialty Coffee Industry

Increases in the cost of high quality Arabica coffee beans could reduce our gross margin and profit.

   Coffee is a trade commodity and, in general, its price can fluctuate depending on:

  .   Weather patterns in coffee-producing countries;

  .   Economic and political conditions affecting coffee-producing countries;

  .   Foreign currency fluctuations; and

  .   The ability of coffee-producing countries to agree to export quotas.

   Coffee prices are currently near historical lows and we believe they are likely to increase in the future. If the cost of our green coffee beans increases due to any of these or other factors, we may not be able to pass along those costs to our customers because of the competitive nature of the specialty coffee industry. If we are unable to pass along increased coffee costs, our margins will decrease and our profitability will suffer accordingly. In addition, our hedging policy may not be effective in controlling our coffee costs and the brokers with whom we have fixed price coffee purchase commitments may not deliver under those commitments. In either case, our coffee costs may increase and our profitability may suffer.

Decreased availability of high quality Arabica coffee beans could result in a decrease in revenue and jeopardize our ability to expand our business.

   Arabica coffee beans of the quality we purchase are not readily available on the commodity markets. We depend on our relationships with coffee brokers, exporters and growers for the supply of our primary raw material, high quality Arabica coffee beans. In 2001, we purchased over half of our green coffee beans through one broker. If our relationships with coffee brokers, exporters and growers deteriorate, we may be unable to procure a sufficient quantity of high quality coffee beans. In such case, we may not be able to fulfill the demand of our existing customers, supply new retail stores or expand other channels of distribution. A raw material shortage could result in decreased revenue or could impair our ability to expand our business.

Political instability in coffee growing regions could result in a decrease in the availability of high quality Arabica coffee beans needed for the continued operation and growth of our business and an increase in our operating costs.

   We roast Arabica coffee beans from many different regions to produce 32 types and blends of coffee. The political situation in many of those regions, including Africa, Indonesia and Central and South America, can be unstable, and such instability could affect our ability to purchase coffee from those regions. If Arabica coffee beans from a region become unavailable or prohibitively expensive, we may be forced to discontinue particular coffee types and blends or substitute coffee beans from other regions in our blends. Frequent substitutions and changes in our coffee product lines may lead to cost increases, customer alienation and fluctuations in our gross margins. Furthermore, a worldwide supply shortage of the high quality Arabica coffee beans we purchase could have a material adverse effect on our business.

Competition in the specialty coffee market is intense and could affect our profitability.

   The specialty coffee market is highly fragmented. Our primary competitors in whole bean specialty coffee sales include Gevalia (Kraft Foods), Green Mountain Coffee, Illy Cafe, Millstone (Procter & Gamble), Seattle's Best (AFC Enterprises) and Starbucks. There are numerous smaller, regional brands that also compete in this category. In addition, we compete indirectly against all other coffee brands on the market. A number of nationwide coffee marketers, such as Kraft Foods, Procter & Gamble and Nestle, are distributing premium coffee brands in supermarkets. These premium coffee brands may serve as substitutes for our whole bean coffee. In addition to competing with other distributors of whole bean coffee, we compete with retailers of prepared beverages, including coffee house chains, particularly Starbucks, numerous convenience stores, restaurants, coffee shops and street vendors. If we do not succeed in effectively differentiating ourselves from our competitors or our competitors adopt our strategies, then our competitive position will be weakened.

   Despite competing in a fragmented product category, whole bean specialty coffee brands are being established across multiple distribution channels. Several competitors are aggressive in obtaining distribution in specialty grocery and gourmet food stores, through online and mail order and in office, restaurant and food service locations. We have only recently begun to penetrate these channels. Other competitors may have an advantage over us based on their earlier entry into these distribution channels.

   Competition in the specialty coffee market is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the specialty coffee market. Many of these new market entrants may have substantially greater financial, marketing and operating resources than us. In addition, many of our existing competitors have substantially greater financial, marketing and operating resources than us.

Adverse public or medical opinion about caffeine may harm our business.

   Our specialty coffee contains significant amounts of caffeine and other active compounds, the health effects of some of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profits.

Adverse publicity regarding customer complaints may harm our business.

   We may be the subject of complaints or litigation from customers alleging beverage and food-related illness, injuries suffered on the premises or other quality, health or operation concerns. Adverse publicity resulting from such allegations may materially adversely affect us, regardless of whether such allegations are true or whether we are ultimately held liable.

                        Risks Related to this Offering

Our directors and executive officers have considerable control over our company, which may lead to conflicts with other shareholders over corporate governance.

   Our directors and executive officers may exert their considerable control over Peet's to advance their interests at the expense of other shareholders. Our directors and executive officers will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. After this offering, these shareholders will beneficially own approximately 17.2% of our outstanding common stock. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, and they may exercise this ability in a manner that advances their best interests and not necessarily those of other shareholders.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

   Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Washington law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

  . Establishing a classified board of directors requiring that members of the board be elected in different years;

  . Authorizing the issuance of ''blank check'' preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

  . Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

  . Limiting the ability of shareholders to call special meetings of shareholders;

  . Prohibiting shareholder action by written consent and requiring all shareholder actions to be taken at a meeting of our shareholders; and

  . Establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at shareholder meetings.

   In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our incentive stock plans may discourage, delay or prevent a change in control.

There may be sales of substantial amounts of our common stock, which could cause our stock price to fall.

   Our current shareholders hold a substantial number of shares, which they are able to sell in the public market. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

Our common stock has been publicly traded for a little over a year, and during this period the price of our common stock has been highly volatile.

   Our common stock has been publicly traded for a little over a year. Since our initial public offering in January 2001, the closing sales price of our common stock ranged from a low of $6.13 during the first quarter of 2001 to a high of $16.15 during the first quarter of 2002. We expect the market price of our stock to continue to fluctuate in response to many factors, including:

  . Changes in financial estimates or recommendations by securities analysts regarding us or our common stock;

  . General economic conditions and their effect on the consumer retail industry in general; and

  . Our performance and the performance of our competitors and other companies in the retail sector.

   The market price for securities in general and those of retail companies have been volatile, especially in response to economic conditions. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management's attention and resources.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

   Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

  .   Implementing our business strategy;

  .   Attracting and retaining customers;

  .   Obtaining and expanding our market presence in new geographic regions;

  .   The availability and cost of high quality Arabica coffee beans;

  .   Consumers' tastes and preferences; and

  .   Competition in our market.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions (or the negative of such expressions). These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the sale of shares of our
common stock in this offering of approximately $   million, or $   million if
the underwriters exercise their over-allotment option in full, based upon an
assumed public offering price of $   per share and after deducting estimated
underwriting discounts and offering expenses payable by us. The principal purpose of this offering is to obtain additional capital. We expect to use the net proceeds from this offering:

  . For capital expenditures, which we expect in 2002 to be approximately $4.0 million for the opening of five to eight new retail stores and approximately $2.5 million for other capital expenditures, including the remodeling of existing stores;

  . For marketing and related expenditures to increase our brand awareness and to support the implementation of our business strategy; and

  .   For working capital and other general corporate purposes.

   We will not receive any proceeds from the sale of common stock offered by the selling shareholder. We may use a portion of the net proceeds to acquire complementary products or businesses that expand our brand's reach or add new distribution channels; however, we currently have no commitments or agreements relating to any of these types of transactions. We will have significant discretion in the use of the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has traded on the Nasdaq National Market under the symbol "PEET" since our initial public offering on January 25, 2001. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share for our common stock as reported by the Nasdaq National Market since January 25, 2001.

                                                           High   Low
                                                          ------ ------
        Year Ended December 30, 2001:
        First Quarter (commencing January 25, 2001)...... $16.13 $ 6.13
        Second Quarter...................................  10.00   7.25
        Third Quarter....................................   9.06   6.18
        Fourth Quarter...................................  11.50   7.35

        Year Ending December 29, 2002:
        First Quarter (through March 27, 2002)........... $16.15 $10.85

   On March 26, 2002, the last reported sale price of our common stock as reported on the Nasdaq National Market was $12.77 per share. As of March 26, 2002, there were approximately 213 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

                                DIVIDEND POLICY

   We have not declared or paid any dividends on our capital stock since 1990. We expect to retain any future earnings to fund the development and expansion of our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Our current credit facility restricts our ability to pay dividends. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources" for additional information concerning our credit facility.

                     [This Page Intentionally Left Blank]

                                CAPITALIZATION
                       (in thousands, except share data)

   The following table summarizes our balance sheet data as of December 30, 2001. This balance sheet data is presented on an actual basis and as adjusted to give effect to the sale of 2,250,000 shares of common stock by us in this
offering at the assumed public offering price of $   per share, after deducting
the estimated underwriting discounts and offering expenses payable by us.

                                                                                       December 30, 2001
                                                                                      --------------------
                                                                                      Actual   As Adjusted
                                                                                      -------  -----------
Cash and cash equivalents............................................................ $ 2,718      $
                                                                                      =======      ==
Short-term debt:
   Borrowings under line of credit................................................... $ 1,968      $
   Current portion of long-term borrowings...........................................     513
                                                                                      -------      --
       Total short-term debt......................................................... $ 2,481      $
                                                                                      =======      ==
Long-term borrowings, less current portion........................................... $   895      $
                                                                                      -------      --
Shareholders' equity:
   Common stock, no par value; authorized 50,000,000 shares; issued and outstanding:
     actual, 8,272,183; as adjusted, 10,522,183......................................  31,609
   Accumulated other comprehensive loss..............................................    (407)
   Accumulated deficit...............................................................  (2,432)
                                                                                      -------      --
       Total shareholders' equity....................................................  28,770
                                                                                      -------      --
       Total capitalization.......................................................... $29,665      $
                                                                                      =======      ==

   The previous information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

   The shares of common stock outstanding in the as adjusted column exclude:

  . 2,170,852 shares of common stock issuable as of December 30, 2001 upon the exercise of outstanding stock options issued under our 1993 Stock Option Plan, 1994 California Stock Option Plan, 1997 Equity Incentive Plan, 2000 Equity Incentive Plan and 2000 Non-Employee Directors Plan at a weighted average exercise price of $6.54 per share; and

  . 516,015 shares of common stock reserved for issuance as of December 30, 2001 under our 1997 Equity Incentive Plan, 2000 Equity Incentive Plan, 2000 Non-Employee Directors Plan and 2000 Employee Stock Purchase Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   The table below shows selected consolidated financial data for our last five years. The statement of operations data for each of the three years in the period ended December 30, 2001 and the balance sheet data at December 31, 2000 and December 30, 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for each of the two years in the period ended January 3, 1999 and the balance sheet data at December 28, 1997, January 3, 1999 and January 2, 2000 are derived from our audited financial statements not included in this prospectus. Our fiscal year is based on a 52 or 53 week year and ends on the Sunday closest to the last day in December. Historical results are not necessarily indicative of future results.

   The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                                               Year
                                                           --------------------------------------------
                                                             1997     1998     1999     2000     2001
                                                           --------  -------  -------  -------  -------
Statement of Operations Data:
Net revenue............................................... $ 51,720  $59,787  $69,059  $84,302  $94,400
Cost of sales and related occupancy expenses..............   27,518   29,851   33,175   40,173   44,935
Operating expenses........................................   14,767   17,969   21,902   27,853   30,437
Marketing and advertising expenses........................    2,278    2,176    3,491    6,069    4,812
General and administrative expenses.......................    3,961    5,961    6,230    6,595    6,845
Depreciation and amortization expenses....................    2,210    2,711    3,404    4,576    5,038
                                                           --------  -------  -------  -------  -------
Income (loss) from operations.............................      986    1,119      857     (964)   2,333
Interest expense, net.....................................      396      709      985    1,907      429
                                                           --------  -------  -------  -------  -------
Income (loss) before income taxes.........................      590      410     (128)  (2,871)   1,904
Income tax provision (benefit)............................      249      242       16     (596)     749
                                                           --------  -------  -------  -------  -------
   Net income (loss)...................................... $    341  $   168  $  (144) $(2,275) $ 1,155
                                                           ========  =======  =======  =======  =======
Net income (loss) per share:
   Basic.................................................. $   0.08  $  0.04  $ (0.03) $ (0.50) $  0.15
                                                           ========  =======  =======  =======  =======
   Diluted................................................ $   0.06  $  0.03  $ (0.03) $ (0.50) $  0.14
                                                           ========  =======  =======  =======  =======
Shares used in calculation of net income (loss) per share:
   Basic..................................................    4,348    4,397    4,489    4,515    7,941
                                                           ========  =======  =======  =======  =======
   Diluted................................................    5,448    5,710    4,489    4,515    8,212
                                                           ========  =======  =======  =======  =======
Balance Sheet Data:
Cash and cash equivalents................................. $    888  $   873  $ 1,074  $ 1,598  $ 2,718
Working capital (deficit).................................   (2,301)  (1,333)  (5,486)  (2,853)   3,315
Total assets..............................................   25,724   29,864   34,650   39,721   41,409
Borrowings under line of credit...........................    2,871    4,472    5,600    4,246    1,968
Current portion of long-term borrowings...................    3,470    1,701    2,816    2,037      513
Long-term borrowings, less current portion................    3,412    5,962    7,240   14,544      895
Total shareholders' equity................................   10,318   10,791   11,191    9,167   28,770

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed in the section titled "Risk Factors."

Company Overview and Industry Outlook

   Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee sold through multiple channels of distribution. Since the founding of our business in 1966, we have established a customer base and brand recognition in the California. Our national expansion strategy is based on the sale of whole bean coffee in multiple channels of distribution. While we intend to continue the sale of whole bean coffee through strategically located retail stores, we expect revenue in our other distribution channels, namely, specialty grocery and gourmet food stores, online and mail order, office, restaurant and food service accounts, to increase as a percent of our net revenue. We are also expanding internationally through strategic relationships.

   We expect the specialty coffee industry to continue to grow. We believe that this growth will be fueled by continued consumer interest in high quality coffee and related products.

   Our operations are vertically integrated. We purchase Arabica coffee beans from countries around the world, apply our artisan-roasting techniques and ship fresh coffee daily to our stores and customers within 24 hours of roasting. Control of purchasing, roasting, packaging and distribution of our coffee allows us to maintain our commitment to freshness, is cost effective and enhances our margins and profit potential.

Critical Accounting Policies and Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

   We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

   Our accounting policies are more fully described in Note 2 in the "Notes to the Consolidated Financial Statements," included elsewhere in this prospectus. We have identified the following critical accounting policies:

  . Inventory. Raw materials consist primarily of green bean coffee and finished goods include roasted coffee, tea, accessory products, spices, and packaged foods. All products are valued at the lower of cost or market using the first-in, first-out method, except green bean and roasted coffee, which is valued at the average cost. We continually evaluate the composition of our coffee related merchandise and mark down such inventory as needed. Our historical inventory write-offs have been immaterial.

  . Long-lived assets. In evaluating the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived asset and reduce their carrying value by the excess, if any, of the result of such calculation. We believe at this time that the long-lived assets' carrying values and useful lives continue to be appropriate.

  . Income taxes. We have significant federal and state net operating loss carryforwards and charitable contribution carryforwards. The utilization of these carryforwards is dependent on future income. We have established a valuation allowance for the portion of the carryforwards that we do not expect to utilize. Although we believe the valuation allowance is appropriate, if future taxable income were to differ significantly from the amounts estimated, the valuation allowance would need to be adjusted.

  . Hedge accounting. We use coffee futures and options to hedge price increases in price-to-be-fixed coffee purchase commitments and anticipated coffee purchases. These derivative instruments qualify for hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Hedge accounting is permitted if the hedging relationship is expected to be highly effective. Effectiveness is determined by how closely the changes in the fair value of the derivative instrument offset the changes in the fair value of the hedged item. If the derivative is determined to qualify for hedge accounting, the effective portion of the change in the fair value of the derivative instrument is recorded in other comprehensive income and recognized in earnings when the related hedged item is sold. The ineffective portion of the change in the fair value of the derivative instrument is recorded directly to earnings. If these derivative instruments do not qualify for hedge accounting, we would have to record the changes in the fair value of the derivative instruments directly to earnings. See "Quantitative and Qualitative Disclosures about Market Risk" and Note 11 in the "Notes to Consolidated Financial Statements," included elsewhere in this prospectus.

   We have also chosen certain accounting policies when options are available, including the intrinsic value method or APB Opinion No. 25, "Accounting for Stock Issued to Employees," to account for our stock option awards. These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results of using the alternative of SFAS No. 123, "Accounting for Stock-Based Compensation," is included in Note 9 of the "Notes to Consolidated Financial Statements," included elsewhere in this prospectus.

Business Segments

   Our coffee and related items are sold through multiple channels of distribution that are considered separate segments under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." These channels provide broad market exposure to potential purchasers of fresh roasted whole bean coffee. We sell coffee beans and related items through three reportable segments:

  .   Our retail stores;

  .   Online and mail order; and

  . Specialty sales, which consist of sales to specialty grocery and gourmet food stores, restaurant and food service companies, and office accounts.

   We intend to increase sales by focusing on expansion in specialty sales, as well as through continued growth of our online and mail order channel. Although our expansion into new distribution channels is accelerating, we believe it is disciplined and focused, only penetrating new markets and channels that we believe can support the sale of specialty coffee. We also intend to open a limited number of new stores in strategic locations that meet our demographic profile, and explore potential opportunities for franchising and licensing in international markets. Our focus on specialty sales and online and mail order is driven by the higher net margins and lower capital expense in those segments. In 2001, we derived approximately 21% of our revenue from specialty sales and online and mail order segments. Our long term objective is to generate approximately half of our revenue from the specialty sales and online and mail order channels.

Business Categories

   In addition to our reportable segments, we measure our business by monitoring the volume and revenue growth of two distinct business categories:

  .   Whole bean coffee and related products; and

  .   Beverages and pastries.

   We believe these business categories are useful in understanding our results of operations for the periods presented because we operate our stores and record sales through these two categories. Our stores are primarily designed to facilitate the sale of whole bean coffee. The format of our stores replicates that of a specialty grocer. Beans are scooped from under the counter bins, weighed on counter top scales and hand packed into branded bags. In addition, each store has a beverage bar that is dedicated to the sale of prepared beverages and pastries.

   In addition, our two business categories within a store mature at different rates. When we open a store, the initial sales are primarily beverage and pastry related. The distance a consumer will travel, or trade area, for beverages and pastries is short (usually one to three miles), representing a convenience purchase. Consequently, the beverage and pastry business matures rapidly. The trade area for whole bean coffee is much larger (usually three to five miles), representing destination shopping. Consequently, whole bean sales from stores mature more slowly (typically three to five years). Therefore, sales at newer stores have a much higher beverage and pastry component and shift to a higher whole bean percentage as the store matures. The dynamics of opening many new stores over the past few years have resulted in a higher beverage and pastry percentage within our net revenue.

   The following chart demonstrates our business category mix for retail store sales in 2001, expressed as a percent of retail revenue.

                                        Open less than Open 2 to 5  Open more
                                           2 years        years    than 5 years
                                        -------------- ----------- ------------
 Whole bean coffee and related products      38.6%        43.4%        53.5%
 Beverages and pastries................      61.4%        56.6%        46.5%

Results of Operations

   The following discussion on results of operations should be read in conjunction with "Selected Consolidated Financial Data," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this report. Our fiscal year is based on a 52 or 53 week year. The fiscal year ends on the Sunday closest to the last day of December.

   The following table sets forth certain financial data for the periods indicated.

                                                                   Year
                                                          ---------------------
                                                          1999    2000    2001
                                                          -----   -----   -----
Statement of operations data as a percent of net revenue:
Net revenue.............................................. 100.0%  100.0%  100.0%
Cost of sales and related occupancy expenses.............  48.0    47.7    47.6
Operating expenses.......................................  31.7    33.0    32.2
Marketing and advertising expenses.......................   5.1     7.2     5.1
General and administrative expenses......................   9.0     7.8     7.3
Depreciation and amortization expenses...................   5.0     5.4     5.3
                                                          -----   -----   -----
Income (loss) from operations............................   1.2    (1.1)    2.5
Interest expense, net....................................   1.4     2.3     0.5
                                                          -----   -----   -----
Income (loss) before income taxes........................  (0.2)   (3.4)    2.0
Income tax provision (benefit)...........................   0.0    (0.7)    0.8
                                                          -----   -----   -----
Net Income (loss)........................................  (0.2)%  (2.7)%   1.2%
                                                          =====   =====   =====

Percent of net revenue by business segment:
Retail stores............................................  82.8%   81.0%   79.5%
Online and mail order....................................  13.6    12.5    12.4
Specialty sales..........................................   3.6     6.5     8.1

Percent of net revenue by business category:
Whole bean coffee and related products...................  60.5%   59.7%   59.3%
Beverages and pastries...................................  39.5    40.3    40.7

                                                                Year
                                                        -------------------
                                                        1999   2000   2001
                                                        -----  -----  -----

    Operating expenses as a percent of segment revenue:
    Retail stores......................................  35.7%  36.5%  35.3%
    Online and mail order..............................  13.5   19.8   18.1
    Specialty sales....................................   9.1   15.3   23.9

    Percent increase (decrease) from prior year:
    Net revenue........................................         22.1%  12.0%
       Retail stores...................................         19.5    9.9
       Online and mail order...........................         11.8   11.0
       Specialty sales.................................        119.4   40.5
    Cost of sales and related occupancy expenses.......         21.1   11.9
    Operating expenses.................................         27.2    9.3
    Marketing and advertising expenses.................         73.8  (20.7)
    General and administrative expenses................          5.9    3.8
    Depreciation and amortization expenses.............         34.4   10.1

    Selected operating data:
    Number of retail stores in operation:
       Beginning of the period.........................    43     53     58
       Store openings..................................    11      5      2
       Store closure...................................     1      0      0
       End of the period...............................    53     58     60
    Pounds of whole bean coffee sold (in thousands).... 3,546  4,213  4,541

2001 Compared with 2000

  Net revenue

   Net revenue for 2001 increased for all three segments and both business categories as compared to 2000. During 2001, we continued our strategy of selling through multiple channels of distribution. A key element of our strategy involves increasing the percentage of revenue from sales of whole bean coffee and related products, which have a higher net margin than beverages and pastries. We expect that an increase in the percentage of whole bean and related product revenue will occur over the long-term due to the slow maturation of whole bean coffee sales at newer retail stores and the growth of online and mail order and specialty sales segments. Thus, revenue derived from the sale of whole bean coffee and related products as a percent of net revenue actually decreased slightly in 2001 from 59.7% to 59.3%, primarily as a result of the opening of 18 retail stores over the past three years.

   In the retail segment, we continued to increase revenue primarily as a result of increased sales in existing stores, price increases on whole bean coffee and beverages and pastries effective in December 2000, the opening of new retail stores and the introduction of a line of high-end reserve coffees. During 2001, we opened two new stores compared to five stores opened in 2000. One was in Studio City, Southern California, and the other was in Wellesley, Massachusetts. We opened fewer new stores in 2001 because the cost and availability of real estate was less attractive during 2000 and the first half of 2001.

   The following table sets forth the sources of revenue increases in 2001 by business category for the retail segment (in millions).

         Increased volume and change in mix of whole bean coffee. $1.5
         Price increase in December 2000.........................  0.8
                                                                  ----
            Total existing stores................................  2.3
            Total new stores.....................................  0.4
                                                                  ----
                Total whole bean coffee and related products..... $2.7
                                                                  ====
         Increased volume of beverages and pastries.............. $2.2
         Price increase in December 2000.........................  1.3
                                                                  ----
            Total existing stores................................  3.5
            Total new stores.....................................  0.5
                                                                  ----
                Total beverages and pastries..................... $4.0
                                                                  ====

   In the online and mail order segment, revenue increased primarily as a result of selected customer acquisition efforts and customer retention programs. During 2001, our active customers, or those who had ordered at least once during the year, increased 13.2% to 86,000 from 76,000 in 2000.

   During 2001, we continued our sales initiatives in the specialty sales segment and increased revenue for that segment by 40.5%. The $2.2 million increase consisted of $1.5 million in incremental sales to specialty groceries and gourmet food stores, a $0.6 million increase in sales to restaurants and food service companies, and $0.1 million in additional sales to office accounts. We increased the number of specialty grocery and gourmet food stores from 25 in 2000 to over 130 in 2001, including multi-location chains such as Von's Pavilion, Beverages & more! and Larry's Markets. In the restaurant and food service area, we entered into agreements with companies such as The Wolfgang Puck Fine Dining and Catering Group and Anton Airfoods.

  Cost of sales and related occupancy expenses

   Cost of sales and related occupancy expenses consist of product costs, including hedging costs, manufacturing costs, rent and other occupancy costs. Primarily as a result of increased net revenue and the addition of two new stores, cost of sales increased by 11.9% in 2001. The lower cost of green bean coffee was partially offset by higher hedging costs. Cost of sales actually decreased as a percent of net revenue mainly because of:

  . The December 2000 price increase, which resulted in a higher average sale at our retail store beverage bars and a higher price per pound of whole bean coffee purchased at our retail stores and by online and mail order customers;

  . Sales of high-end reserve coffees, which have a higher margin than regular menu coffees; and

  .   Fewer new stores being opened during 2001.

   These benefits were partially offset by the increase in revenue from the specialty sales segment, which has a lower price point than retail and a higher shipping cost.

  Operating expenses

   Operating expenses for 2001 increased as compared to 2000 as we grew our business; however, operating expenses as a percent of net revenue decreased primarily due to the increase in our net revenue and a payroll reduction initiative affecting our retail stores. This initiative involved a reduction in store hours and pay rates and we believe was primarily responsible for the decrease in operating expenses as a percent of retail revenue.

   In addition, we held expenses constant for the online and mail order segment while growing revenue. The decrease in online and mail order operating expenses as a percent of segment revenue consisted of decreases from outside service expense, payroll expense, and order processing expense.

   Our focus on growing the specialty sales segment led to an increase in specialty sales operating expenses as a percent of segment revenue. The factors contributing to the increase included the payroll expense of new sales staff for the grocery segment expansion, their travel and related expenses, the expenses related to distribution, and the pre-opening and startup costs related to the opening of kiosks in Larry's Markets stores in Seattle.

  Marketing and advertising expenses

   The decrease in marketing and advertising expenses in 2001 as compared to 2000 is attributable to the leverage gained from marketing across multiple channels of distribution, a shift from customer acquisition to customer retention, which is generally more cost effective, and fewer new store openings in 2001.

  General and administrative expenses

   We were able to reduce our general and administrative expenses as a percent of net revenue in 2001 as compared to 2000 primarily by maintaining prior year employee base levels and lowering recruiting expenses in a less-competitive job market. Our efforts to reduce general and administrative expenses were partially offset by higher outside services expenses related to stock plan administration and public relations activities associated with being a publicly held company.

  Depreciation and amortization expenses

   Depreciation and amortization expenses increased in 2001 as compared to 2000 due to the openings of new stores and kiosks and investments in manufacturing and systems. However, as a percent of net revenue, these expenses decreased compared to the prior year primarily due to fewer stores being opened as well as the increase in revenue from the less capital-intensive specialty sales channel.

  Interest expense, net

   Net interest expense decreased in 2001 as compared to 2000 as a result of repayment of debt using the net proceeds from our initial public offering in January 2001.

  Income tax provision (benefit)

   Taxes on net income in 2001 were $0.7 million, reflecting an effective tax rate of 39.3%. The increase in the effective rate over the prior year is attributable to the increase in income and the change in the valuation allowance of charitable contributions carryforwards.

2000 Compared with 1999

  Net revenue

   Net revenue in 2000 increased for all three segments and both business categories as compared to 1999 net revenue. In 2000, we initiated our strategy of selling through multiple channels of distribution. Because of the 16 retail stores we opened in 2000 and 1999, revenue derived from the sale of whole bean coffee and related products as a percent of net revenue decreased slightly in 2000 due to the slower maturation of whole bean coffee sales compared to beverage and pastry sales. The multi-channel strategy resulted in the increase in the specialty sales segment as a percent of revenue from 3.6% to 6.5% and led to the lower percent of net revenue from both the retail segment and the online and mail order segment.

   In the retail segment, we continued to increase revenue primarily as a result of increased sales in existing stores, price increases on whole bean coffee and beverages and pastries effective in August 1999 and the opening of new retail stores. During 2000, we opened five new stores compared to 11 stores opened in 1999.

   The following table sets forth the sources of revenue increases by business category for the retail segment (in millions).

         Increased volume of whole bean coffee................... $0.6
         Price increase in August 1999...........................  1.0
                                                                  ----
            Total existing stores................................  1.6
            Total new stores.....................................  2.8
                                                                  ----
                Total whole bean coffee and related products..... $4.4
                                                                  ====
         Increased volume of beverages and pastries.............. $1.6
         Price increase in August 1999...........................  1.0
                                                                  ----
            Total existing stores................................  2.6
            Total new stores.....................................  4.2
                                                                  ----
                Total beverages and pastries..................... $6.8
                                                                  ====

   In the online and mail order segment, revenue increased primarily due to the growth of our customer base as a result of increased direct mail and online marketing efforts and the August 1999 price increase.

   In the specialty sales segment, we launched a new sales initiative, which resulted in the $3.0 million increase in revenue for this segment. The expansion of our office coffee program represented $1.8 million of the increase while restaurant and food service accounts represented $1.2 million.

  Cost of sales and related occupancy expenses

   Cost of sales and related occupancy expenses increased in 2000 as compared to 1999 primarily as a result of the addition of five new stores and increased volume of 20.3% in whole bean coffee sales. As a percent of revenue, cost of sales and related occupancy expenses decreased to 47.7% from 48.0%, mainly because of the August 1999 price increase and the reduction in our average green coffee bean cost by $0.29 per pound. These benefits were partially offset by higher occupancy costs for new stores opened in Boston.

  Operating expenses

   Operating expenses increased $5.9 million in 2000 as compared to 1999 and also increased as a percent of net revenue to 33.0% in 2000 from 31.7% in 1999. The majority of this increase was the result of an increase in retail store operating expenses, both in absolute terms and as a percent of segment revenue. The increased retail store operating expenses were mainly due to the increased costs of entering into new markets, the additional expense incurred for the implementation of a new store-wide electronic point of sale system and increased labor costs in California.

   Retail store operating expenses in new markets averaged 65% of revenue due mainly to lower per store revenue in non-mature locations, compared to 28% of revenue for mature locations. These increased costs in connection with entering new markets contributed approximately $1.3 million to the overall increase in retail store operating expenses. The increase in retail store operating expenses also consisted of $0.6 million from the implementation of the point of sale system and $0.5 million from increased labor costs in California, with the remaining increase caused by the required support for revenue growth in retail operations.

   In the online and mail order segment, our operating expenses increased mainly because of increased spending on information systems necessary to support higher volume and online presence.

   In the specialty sales segment, the increase in operating expenses resulted from the hiring of new sales staff and the cost of the expanded sales program for office, restaurant and food service accounts.

  Marketing and advertising expenses

   Marketing and advertising expenses increased significantly in 2000 over the prior year due to new store additions in Boston, Chicago and Portland and increased online and mail order programs, as well as increased marketing efforts for office and restaurant accounts.

  General and administrative expenses

   General and administrative expenses increased slightly in 2000 as compared to 1999 as a result of the hiring of additional administrative personnel but decreased slightly as a percent of net revenue primarily due to higher sales.

  Depreciation and amortization expenses

   The increase in depreciation and amortization in 2000 as compared to 1999 was primarily the result of capital expenditures for new retail stores and system upgrades.

  Interest expense, net

   The increase in net interest expense in 2000 as compared to 1999 was primarily due to the additional borrowings under our credit facility to fund and support expansion and additional working capital needs.

  Income tax provision (benefit)

   Taxes on income for 2000 reflect a benefit of $0.6 million resulting from recognition of the future tax benefit of the fiscal year loss. The effective tax rate of 20.8% reflects the establishment of a valuation allowance on charitable contribution carryforwards and the California disallowance of 50% of the current year tax net operating loss carryforward.

Liquidity and Capital Resources

   At December 30, 2001, we had $2.7 million in cash and cash equivalents. Our capital requirements in 2001 were funded primarily through cash flows from operations, borrowings under our line of credit, and proceeds from the initial public offering of our common stock in January 2001.

   Net cash provided by operations was $5.8 million in 2001. Operating cash flows were positively impacted by increased net income, adjusted for deprecation and amortization. The increase was partially offset by an increase in green coffee bean inventory as we increased our purchases in response to historically low coffee prices.

   Net cash used in investing activities was $6.8 million in 2001. Investing activities primarily consisted of $6.5 million in capital expenditures for property, plant and equipment, including:

  . $2.5 million used for the purchase of equipment that was previously leased;

  . $1.4 million used for the opening of two new stores in Southern California and Massachusetts and six new kiosks in Larry's Markets in Washington state;

  . $1.1 million used for information technology support systems and website development;

  .   $0.9 million used for existing store upgrades; and

  .   $0.6 million used for manufacturing plant capacity and machinery upgrades.

   Net cash provided by financing activities was $2.2 million in 2001. Financing activities in 2001 consisted primarily of $19.6 million in net proceeds received from our initial public offering and exercise of stock options, partially offset by repayments of $17.5 million of outstanding debt.

   We have a credit facility with General Electric Capital Corporation, that provides for a revolving line of credit of $15.0 million and provided for a Term A Loan for $7.0 million payable over five years and a Term B Loan for $8.0 million with principal due in February 2002. Upon the closing of our initial public offering, both the Term A and Term B Loans were repaid. At December 30, 2001, we had $11.6 million available under the revolving line of credit after borrowings of $2.0 million and other senior funded debt of $1.4 million.

   Due to the significant repayment of debt from the net proceeds of our initial public offering, we amended our existing credit facility in June 2001 and March 2002 (effective December 24, 2001) to reflect our updated cash and capital requirements. The March 2002 amendment includes an increase in the capital expenditure limit and an increase of the limit on the number of new stores per year. In addition, interest rates on the revolving line of credit have been reduced.

   Our 2002 capital expenditure requirements consist primarily of expenditures relating to new store openings, remodeling of existing stores, and the upgrade of our merchandise ordering and fulfillment system. Our 2002 capital expenditures are expected to be approximately $6.5 million. Approximately $4.0 million is expected to be used for the opening of five to eight new retail stores. The remaining $2.5 million in capital expenditures is expected to be used for the remodeling of existing stores, the upgrade of our ordering and fulfillment system and the upgrade of other plant and office facilities.

   The following table set forth below reflects our contractual cash obligations and our other commercial commitments as of December 30, 2001.

                                                  Payments Due by Period
                                                      (in thousands)
                                        -------------------------------------------
                                                 Less
                                                 than                        After
Contractual Obligations                  Total  1 year  1-3 years 4-5 years 5 years
-----------------------                 ------- ------- --------- --------- -------
Line of credit......................... $ 1,968 $ 1,968
Long-term borrowings...................   1,300     440  $   720   $  140
Capital lease obligations..............     114      83       31
Retail store operating leases..........  21,816   4,464   10,626    4,190   $2,536
Fixed-price coffee purchase commitments  19,711   9,200   10,223      288
                                        ------- -------  -------   ------   ------
   Total contractual cash obligations.. $44,909 $16,155  $21,600   $4,618   $2,536
                                        ======= =======  =======   ======   ======

   In addition, as of December 30, 2001, we have an outstanding standby letter of credit of $1.4 million backing the long-term borrowings.

   We expect cash flows from operations and borrowing capacity under our current line of credit to be sufficient for our operating requirements for at least the next twelve months and to meet our contractual obligations as they come due. However, we may require or desire additional funds to support our operating expenses and capital requirements or for other purposes, such as acquisitions or for competitive reasons, and may seek to raise such additional funds through public or private debt or equity financings. We cannot assure you that additional financing will be available on satisfactory terms, if at all. Our future liquidity and cash requirements will depend on numerous factors, including the implementation and success of our business strategy, competitive conditions in the specialty coffee market, and general economic conditions. Please see "Risk Factors" above for a discussion of the risks that may affect our revenue and operations.

   We conduct our corporate and store operations from leased facilities. Generally, these have initial lease periods of three to ten years, and contain provisions for renewal options of five to ten years.

Inflation

   We do not believe that inflation has had a material impact on our results of operation in recent years. However, we cannot predict what effect inflation may have on our results of operation in the future.

Seasonality

   Our business is subject to seasonal fluctuations. Significant portions of our profits are realized during the fourth quarter of our fiscal year, which includes the December holiday season.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to market risk from changes in interest rates on our outstanding bank debt. Our revolving line of credit bears interest at certain applicable margin levels contingent upon our leverage ratio on a quarterly basis. The interest rate, which is either the Index rate (the higher of prime or 50 basis points over the average of rates for overnight federal funds transactions) plus a range from 0.00% to 0.25% or a rate equal to LIBOR plus a range from 2.00% to 2.50%, increases as our leverage ratio increases. Adjustments to the applicable margin level are implemented quarterly on a prospective basis. The interest cost of our bank debt is affected by changes in either prime, federal funds rates, or LIBOR. Such changes could adversely impact our cost of borrowing.

   The supply and price of coffee are subject to significant volatility and can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee beans through agreements establishing export quotas or restricting coffee supplies worldwide.

   Our hedging strategy is intended to limit the cost exposure of the main commodity used in our business, green coffee beans. We use the following instruments to manage coffee supply and price risk:

  .   Fixed-price purchase commitments;

  .   Coffee futures; and

  .   Coffee futures options.

   We use coffee futures and coffee futures options to reduce the price risk of our coffee purchase requirements that we cannot make or have not made on a contractual basis. These coffee futures and coffee futures options are traded on the New York Coffee, Sugar & Cocoa Exchange. We use these futures and options solely for financial hedging purposes and never take actual delivery of the coffee traded on the exchange.

  Fixed-Price Purchase Commitments

   We enter into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee beans and fix our cost of green coffee beans. These commitments are made with established coffee brokers and are denominated in U.S. dollars. As of December 30, 2001, we had approximately $19.7 million in open fixed-priced purchase commitments with delivery dates ranging from January 2002 through November 2006. We believe, based on relationships established with our suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

  Coffee Futures

   A coffee future is a contract to buy 37,500 pounds of green coffee beans at a contracted price and date. The price of coffee traded on the exchange is known as the New York "C" market price. We buy higher-quality coffee that trades at premiums to the New York "C" market price. Although this premium varies depending on the supply and demand at the time of purchase, generally, the price of the coffee we purchase tends to fluctuate with the New York "C" market price. This allows us to use coffee futures and coffee futures options to manage our exposure to price fluctuations.

   We use coffee futures to hedge the price of anticipated coffee purchases to achieve a target gross margin for roasted coffee. We convert this margin requirement into an equivalent New York "C" market price for green coffee beans, which we call our "threshold."

   When the current New York ''C'' market price is below our threshold, we purchase coffee futures to fix the cost of our anticipated needs. Once we contract to purchase coffee from the supplier at a fixed price, we sell the related future. If market prices decline, we forego potential additional gross margin and incur potential cash margin calls. However, we are comfortable with this cost structure and enjoy the security of reduced risk.

  Coffee Futures Options

   When the current New York ''C'' market price is above our threshold, we purchase coffee futures options to limit the cost exposure for our anticipated needs.

   A coffee futures option is an option to buy a coffee future at a specific price, known as a "trade price." The cost of the option is based on the relationship of the trade price to the current New York ''C'' market price.

   When we commit to purchase a specified quantity of green coffee beans and do not fix a price, we will hedge this ''not-yet-priced'' purchase commitment by purchasing a coffee futures option. This coffee futures option locks in a specific price for the not-yet-priced purchase commitment but does not obligate us to take delivery on the contract. If market prices rise, we realize gains on the coffee futures option, which offset the increase in price we have to pay for the coffee beans. If the market prices decline, we will set the contract price of the not-yet-priced purchase commitment at the market price and we will let the option expire, taking advantage of the declining market.

   We also use coffee futures options to hedge anticipated coffee purchases. When the current New York ''C'' market price is above our threshold, we purchase coffee futures options to limit the risk that coffee prices will continue to rise. If market prices rise, the higher prices of our future fixed-price coffee commitments will be offset by gains from the option. If market prices decline, our future fixed-price coffee commitments will be set at lower prices and the option will expire resulting in no further liability or obligation.

   The extent of our coffee futures and coffee futures options positions at any given time depends on the amount of coffee we have contracted to purchase and general market conditions and trends. We anticipate continuing this hedging strategy for the foreseeable future.

   We held no coffee futures options as of December 30, 2001 and we did not enter into any coffee futures options during 2001 or 2000.

   Our hedging positions are only placed by the Chief Financial Officer through one brokerage firm that we believe to be reputable.

   The following table reflects the outstanding coffee futures hedging positions as of December 30, 2001 and December 31, 2000.

                                Contract  Trade   Settlement
         Number of Contracts     Month    Price     Price    Gain (Loss)
         -------------------    -------- -------  ---------- -----------
                 25              May-02  $ 60.10    $48.15   $  (112,031)
                                                             -----------
              Unrealized Gain/(Loss) as of December 30, 2001 $  (112,031)
                                                             ===========
                 35              Mar-01  $126.00    $65.55   $  (793,406)
                 15              Mar-01   103.75     65.55      (214,875)
                 10              May-01    94.25     68.50       (96,563)
                 25              May-01    89.75     68.50      (199,219)
                                                             -----------
              Unrealized Gain/(Loss) as of December 31, 2000 $(1,304,063)
                                                             ===========

   These derivative instruments qualify for hedge accounting. The effective portion of the gains and losses are accounted for as inventory costs and are recorded as an expense or income when the related coffee is sold. The ineffective portion is recorded as an expense or income immediately. We do not hold or issue derivative instruments for trading purposes.

Recent Accounting Pronouncements

   In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

   SFAS No. 142 specifies that goodwill and certain intangible assets will not be amortized but will instead be subject to periodic impairment testing. We adopted SFAS No. 142 on December 31, 2001. The adoption of this new standard did not have a material impact on our financial statements.

   In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provision of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of business. SFAS No. 144 became effective for us on December 31, 2001. Adoption of this standard did not have a material effect on our financial position or results of operations.

                                   BUSINESS

   Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee sold under strict freshness standards. We sell our fresh roasted coffee, hand selected tea and related items in multiple channels of distribution including specialty grocery and gourmet food stores, online and mail order, office, restaurant and food service accounts and 60 company-operated stores in four states.

   We believe that roasted coffee is a perishable product and we pursue distribution channels that are consistent with our strict freshness standards. For instance, our distribution to specialty grocery and gourmet food accounts emphasizes the use of an existing network of distributors who deliver fresh goods to our targeted accounts. Our online and mail order customers are shipped coffee directly from our facility and we roast to order. This method ensures that customers receive coffee within days of roasting.

   We are expanding Peet's from a regional retailer that operates its own outlets into a national coffee brand available through multiple channels of distribution. We extended our retail presence to Southern California in 1997, Chicago and Portland in 1998 and Boston in 1999. We signed our first office coffee distribution agreement in 1997 and have since added a number of restaurant and office coffee distributors in select markets. We added online ordering capability to our website in 1997 to complement our existing mail order business and have since invested in marketing programs designed to support our online and mail order channel. In 1998, we initiated a strategic expansion into specialty grocery and gourmet food stores and we expanded this program significantly in 2000. Since 1999, we have expanded our distribution to food service accounts. In 2001, we continued to expand our reach into specialty groceries and gourmet food stores by increasing the number of stores from 25 to over 130 and we entered into an agreement to distribute our coffee in Japan. Our expansion strategy emphasizes disciplined growth and enhancement of our brand's image and quality reputation.

   We believe that the combination of our established brand, a differentiated product positioning based on our quality and freshness standards and our strategic expansion into select channels of distribution creates significant opportunities for growth.

Industry Overview

   Specialty coffee, or what is sometimes called gourmet coffee, is coffee roasted using mainly high quality Arabica beans. The Arabica bean is widely considered superior to its counterpart, the Robusta, which is used mainly in non-specialty coffee. High quality Arabica beans usually grow at high elevations, absorb little moisture and mature slowly. These factors result in beans with a mild aroma and a bright, pleasing flavor that is suitable for specialty coffee.

   The specialty coffee industry consists of two distinct business segments: whole bean, including ground, coffee sales (for home, office and restaurant consumption) and coffee beverage sales. Based on estimates supplied by the Specialty Coffee Association of America (SCAA), sales of brewed, whole bean and ground specialty coffee totaled approximately $10.7 billion in 2001 as compared to $7.5 billion in 1999. Aiding this growth has been the increase in the number of specialty coffee retail outlets, which grew from 500 units in 1991 to over 13,500 in 2001, as reported by the SCAA.

Competitive Strengths

   Our objective is to become the leading brand of whole bean specialty coffee. To achieve this objective, we intend to leverage the following strengths:

   Differentiated Product--Peet's is a leader in the development of fresh, specialty coffee in the United States. We use a deep-roasting process, roast to order six days a week in small batches and ship coffee to our stores and customers within 24 hours of roasting. We are dedicated to meeting strict standards for freshness and quality. Here are a few of the steps we take to ensure a high quality product:

  .   Purchase high quality, hand-selected Arabica coffee beans;

  . Train our roasters through a two year apprenticeship in order to ensure that they learn how to roast coffee the Peet's way;

  . Roast only enough coffee each day to meet the previous day's orders - almost no roasted coffee is stored as inventory;

  .   Taste virtually every batch of coffee that we roast;

  .   Use advanced package technology;

  .   Roast-date all coffee that leaves the roastery;

  . Replenish coffee in retail stores in accordance with our policy to never sell coffee beyond ten days after roasting; and

  .   Brew coffee fresh in our stores at least every 30 minutes.

   We believe that our competitors' focus on convenience, beverage sales or commodity products is creating the opportunity for a premium brand alternative that delivers recognizable product benefits such as freshness and artistan-roasted coffee. The success of brands such as Starbucks and Millstone has increased consumer awareness of specialty coffee and has helped create a unique opportunity for us to capture significant market share within the whole bean specialty coffee market.

   Multi-Channel Distribution Model--Since inception, Peet's core business has been the sale of fresh whole bean coffee for home, office and restaurant consumption. We have developed a network of company-operated retail stores in the San Francisco Bay Area, Southern California, Chicago, Portland and Boston. We believe this network helps us build brand awareness and customer loyalty. Our stores average approximately $1.2 million in annual sales, which reflects the attraction of our stores for coffee bean consumers. Over the past several years, we have switched from selling whole bean coffee primarily through our retail stores to selling whole bean coffee through multiple channels of distribution. We currently sell whole bean coffee in our retail stores, online and via mail order, to restaurant and food service accounts, at airports, to office coffee distributors and in specialty grocery and gourmet food stores. Some examples of our non-retail distribution include:

  . The shipment of our coffee to customers in all 50 states and numerous foreign countries through our online and mail order channel;

  . The distribution of our coffee through more than 130 specialty grocery and gourmet food stores;

  . The availability of our coffee in many fine dining establishments, universities, hotels, corporate dining facilities and at several airports; and

  . The distribution of our coffee through 14 office coffee distributors in 11 domestic markets.

   Because we believe our multi-channel distribution model allows us to increase our sales and expand our geographic reach in a cost effective manner, we plan to continue to focus on expanding our non-retail channels of distribution.

   Established Infrastructure--We have made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. At present, we are operating at less than half of our annual roasting capacity. In addition, we have installed software and technology to provide high quality customer service and deliver professional customer relationship management. We have been fulfilling orders in-house for mail order customers for many years and have the infrastructure to grow this and the online part of the business.

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

   Due to our recent investments in automated packaging equipment, we continue to believe that substantial volume growth can be accommodated by our existing manufacturing assets. We do not expect to invest extensively on equipment, plant or facilities to support our expected near-term volume growth. Future capital investments in the production area will be targeted to improve efficiency, packaging, customer service and green coffee bean inventory management.

   Strong Company Culture--Our employees, known affectionately as "Peetniks," are dedicated to the vision and mission of Peet's. Our culture is centered on producing high quality products and establishing long term customer relationships. We are focused on performance and committed to strong employee and community relationships. We believe that we have established the values and continue to attract the employees necessary to achieve our future growth.

Growth Strategy

   Our strategy is based on the sale of whole bean coffee in multiple channels of distribution in both domestic and international markets. While we intend to continue the sale of whole bean coffee through our retail stores, we expect revenue in our other distribution channels, namely, specialty grocery and gourmet food stores, online and mail order and office, restaurant and food service accounts, to increase as a percent of our net revenue. Our strategy to drive Peet's growth includes the following initiatives:

   Expand our presence in specialty grocery and gourmet food stores--We intend to expand availability of our brand through a controlled network of distribution to specialty grocery and gourmet food stores. We identify these locations as "Authorized Peet's Coffee Retailers." We believe that approximately 10,000 retail points of distribution across the United States fit the profile of potential Authorized Peet's Coffee Retailers.

   We have two primary models for product placement in these channels. The first is a stand-alone Peet's branded coffee kiosk usually staffed with an employee who may scoop freshly roasted beans into Peet's branded bags or brew fresh Peet's coffee for customers. These kiosk employees are trained by us. Participating stores must agree to our strict freshness standards and receive coffee that has been shipped directly from our roasting facility. In addition, we request stores to operate the Peet's kiosk for at least five years and to place our whole bean coffee in at least two other locations within the store. We have employed this model with 12 Bristol Farms stores in Southern California and six Larry's Markets stores in Seattle.

   In our second model, we ship pre-packaged coffee to local distributors who visit stores on a frequent basis to deliver products and restock shelves. We will also ship the product directly to specialty grocery and gourmet food stores where a distributor is not available or assigned to service a region, market or account. We target the placement of our coffee in a free-standing display rack. We have employed this model in most specialty grocery and gourmet food stores where our coffee is sold.

   Continue to grow our direct to consumer business--Peet's has built a significant online and mail order business by marketing to consumers who enjoy the convenience of receiving fresh coffee at their homes or offices. In addition, we have initiated marketing programs, such as direct mail, print advertising, email campaigns and event sponsorship and sampling activities, to attract new customers who are not familiar with Peet's coffee. Our primary goal with respect to this distribution channel is to build a high frequency of purchase by individual consumers. We approach this goal with programs that provide special offers on coffee, reduced shipping charges or Peet's branded merchandise in exchange for a customer's request to purchase a fixed volume of coffee. Further, we have installed customer service tools on our website and in our call center that allow consumers to place a set of future orders or allow customers to automatically repeat a favorite coffee order on a predetermined schedule.

   To support this business, we operate our own call center with highly trained employees that can take orders, answer questions and educate customers on the intricacies of coffee enjoyment. Our primary website is peets.com, and we own and operate the coffee.com website as a marketing tool. We may explore additional business development opportunities for coffee.com in the future.

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

   We have developed an in-house database and customer management system to market to current customers and build loyalty. Our database currently contains the names and addresses of over 375,000 people, including approximately 145,000 email addresses. As a result of this database, we have been able to generate outbound marketing programs targeted to specific subsets of customers.

   Expand office, restaurant and food service distribution--We currently have relationships with a select group of office coffee distributors in 11 domestic markets. We have been highly selective with our restaurant distribution by choosing to focus our coffee sales within upscale and fine dining establishments. We believe we have expansion opportunities in new and existing markets.

   We ask our office coffee distributors to meet our delivery standards for freshness. A full service office coffee distributor will deliver coffee, coffee brewing equipment and condiments to an office coffee account. We believe that developing a limited number of distributor arrangements per market provides us with the best opportunity to gain a substantial position in a market. We currently have arrangements with 14 office coffee distributors. We believe that this strategy helps build our business in a highly fragmented market.

   Peet's has established a presence in a number of restaurants and hotels and we plan to increase our penetration of this channel. For example, our coffee is served at high-end restaurants such as Aqua in Las Vegas, Farallon in San Francisco and the 12 restaurants of The Wolfgang Puck Fine Dining and Catering Group. In the hotel market, our coffee is served at the Chateau Marmont in Los Angeles, Claremont Hotel in Berkeley, the Omni Hotel in San Francisco, the Heathman Hotel in Portland and the Ritz Carltons in Phoenix and Palm Beach.

   In 2001, we entered into an agreement with Anton Airfoods allowing them to develop Peet's licensed kiosks at certain airports. Anton Airfood is currently operating a Peet's kiosk at the John F. Kennedy International Airport. We have also established a relationship with Host Marriott for the operation of four kiosks in prominent locations within the San Francisco International Airport.
We are working with major food service and corporate catering companies, and, as a result, Peet's is now served at several major corporate dining facilities. In addition, we are finding success with university food service providers. Our coffee is served on the Harvard University and the Stanford University campuses.

   Open new stores in strategic locations--Peet's operates 60 retail specialty stores, 39 of which are located in Northern California. We intend to open and operate new stores in strategic markets and locations. We believe that limited and selective additions of new store sites, rather than broad scale site development, will better support our brand position and will make better use of our financial resources. We view retail stores as an important component of our growth strategy, providing a physical presence in selected markets for product trial, marketing and general brand building. We plan to open five to eight new stores in 2002.

   Expand international sales--We have established a relationship with K.K. Heichinrou to develop our brand in Japan by operating Peet's branded retail stores and distributing whole bean coffee and hand-selected tea products into select department stores, high-end supermarkets and gourmet food stores. We continue to explore potential opportunities to license and franchise our products in international markets with partners who are interested in building our brand through multiple channels of distribution.

History

   Alfred Peet opened the first Peet's Coffee store in 1966. The original store on Vine Street is still one of our most popular and successful locations. Mr. Peet opened his first store with a simple business plan: he would roast coffee in the store every day, use a deep-roasting process that he learned in his travels and from his family, who were in the coffee business, and give customers of his freshly roasted beans a free small cup of coffee with their purchase. Peet's soon became the coffee of choice among the food conscious residents of the Berkeley "gourmet ghetto." As customers left the San Francisco Bay Area, they would often ask for Peet's coffee to be mailed to them in cities throughout the United States and the world.

   We started as Starbuck's Coffee Company, a Washington corporation, in 1971. By the 1980s, we owned and operated several retail stores and a coffee roasting plant in Seattle. In 1984, we purchased Peet's Coffee and Tea, Inc., the successor to Alfred Peet's business, from Sal Bonavita, who purchased the business from Alfred Peet in

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

1979. To consolidate our operations in the San Francisco Bay Area, we sold our Seattle-based assets, including the Starbuck's brand, the roasting plant and several retail stores, to Il Giornale Coffee Company in 1987 and shifted our focus to Peet's.

Our Coffee

  Coffee Beans

   Only high quality Arabica coffee beans can produce the flavor and richness of Peet's coffee. With our reputation that has been built over 35 years, we have gained access to some of the highest quality green coffee beans from the finest estates and growing regions around the world. We have built long term relationships with growers and brokers to ensure a steady supply of green coffee beans. In 2001, we purchased over half of our green coffee beans through one broker.

   Coffee is an agricultural crop that undergoes price fluctuation and quality differences depending on weather, economic and political conditions in coffee producing countries. High quality Arabica coffee beans are generally more expensive than Robusta beans. As a result, in addition to the above factors, the price, quality and availability of green coffee beans also depend on our relationships with coffee brokers, exporters and growers.

   At Peet's, we sample every lot of coffee before and after we make a purchase. This process protects our quality standard, and provides our buyers with the knowledge to ensure that every coffee and blend can have a consistent flavor. We are occasionally presented with opportunities to purchase unique and special coffees based on our relationships and reputation.

   We generally turn our inventory of green coffee beans two to three times per year. Unlike roasted coffee beans, green coffee beans are not highly perishable. We generally carry approximately $4 million to $8 million worth of green coffee beans in our inventory. If Arabica coffee beans from a region become unavailable or prohibitively expensive, we may be forced to discontinue particular coffee types and blends or substitute coffee beans from other regions in our blends. From time to time, we mitigate the risks associated by fluctuations in coffee prices by entering into fixed price commitments and hedging agreements for a portion of our green coffee bean requirements.

  Our Roasting Method

   Our roasting method was first developed by Alfred Peet and perfected by our talented and skilled roasting personnel. We roast by hand in small batches, and we rely on the skills and training of each roaster to maximize the flavor and potential in our beans. Our roasters undergo a two year apprenticeship program to learn our roasting method and to gain the skills necessary to roast coffee at Peet's.

  Coffee Types and Blends

   Beyond sourcing and roasting, Peet's has developed a reputation for expert coffee blending. Our blends, such as Major Dickason's Blend, are well regarded by our customers for their uniqueness, consistency and special flavor characteristics. We sell approximately 32 types of coffee as regular menu items. Included in this figure are approximately 21 blends with the balance being single origin coffees from countries such as Colombia, Guatemala and Kenya. In 2001, we introduced a line of high-end reserve coffees, such as Kona, Jamaica Blue Mountain, Aged Moka Java, and JR Reserve Blend. Peet's is active in seeking out, roasting and selling unique special lot and one-time coffees. On average, we offer four to six such coffees every year.

Facilities

  Packaging and Distribution

   We have invested in packaging and distribution infrastructure to prepare for growth in multiple channels of distribution. We have the ability to efficiently package our coffee in a variety of sizes while maintaining our

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

strict standards for quality and freshness. We may invest in additional equipment to accommodate new package sizes in the future. After roasting, whole bean coffee is automatically conveyed to the packaging staging area where it is packed in ground or whole bean form, roast-dated and shipped.

   We automatically pre-form shipping containers and attach invoice and shipping information to every box. Whole bean coffee that is designated for delivery to our retail stores is packaged in five pound bags. We use a third party freight service to deliver coffee to our west coast retail stores on an overnight basis. Deliveries to our Chicago and Boston stores are air-freighted and then distributed to our retail stores by local delivery services.

  Fulfillment and Facilities

   Peet's headquarters are located in Emeryville, California, where we lease approximately 66,000 square feet of office, production and storage space, including roasting and direct delivery fulfillment facilities. Within these facilities, we have 15,000 square feet devoted to general corporate and retail overhead and a call center for the direct to consumer and specialty sales businesses. Our lease expires in 2005 and we have an option to extend the lease for an additional ten years.

  Retail Locations and Operations

   We operate 60 retail stores in four states. Our retail locations are all company operated in leased facilities. Our store size averages 1,500 square feet. Our stores are typically located in urban neighborhoods, suburban shopping centers (usually consisting of grocery, specialty and service stores) and high-traffic streets. We have a comprehensive and detailed site selection process to ensure that we choose the best sites for our stores. We identify target markets, areas and neighborhoods before evaluating sites. Our process includes analyzing demographic, psychographic, daytime traffic and shopping patterns and environmental factors.

   Our store design is based on the presentation of a whole bean coffee "selling zone" that presents Peet's as a specialty food store/grocer with adequate space designated for prepared beverages and food. We believe that the emphasis on whole bean coffee sales within the store design contributes to our strong sales of coffee beans. Our "selling zone" represents a significant difference in presentation at our retail stores versus competitors' locations. Peet's stores are all designed with dark wood fixtures, classic lighting, granite countertops and understated colors to avoid a chain-like appearance. This presentation supports the serious, authentic coffee-culture impression that we desire to make with consumers.

   Our retail operation and culture are heavily oriented toward the presentation and sale of fresh whole bean coffee. Each store has a staff person at the bean counter to take orders and assist customers with questions and issues. Beans are scooped upon order at every store, and we will grind beans to a customer's specific requirement after we weigh the appropriate amount. We will blend different coffees based on customer requests. It is our policy to never sell beans beyond ten days from roasting. Our store managers are trained to order and replenish coffee to ensure that the freshest beans are sold to customers. Our carefully selected coffee-related merchandise is displayed to communicate our authenticity and seriousness about whole bean coffee.

   Our beverage bar operation is designed to deliver high quality drip coffee, espresso drinks, prepared teas and coffee-based iced and flavored drinks. We brew fresh coffee every 30 minutes in open top brewing machines. Because the water quality and composition is critical to a great cup of coffee, our water is carefully filtered via carbon filtration, or undergoes a reverse osmosis process to obtain the correct mineral balance before brewing. Milk for espresso drinks is always freshly steamed upon order and not reused, and our espresso systems are the best available based on our internal testing process. We sell high quality pastries and treats, supplied daily by local bakeries. We require these local bakeries to use all-natural ingredients, butter and classic baking methods. We constantly monitor pastry quality and search for the best suppliers in each market in which we operate.

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   The following table lists the number of retail stores we have in each market:

                   Markets                            Stores
                   -------                            ------
                   San Francisco Bay Area, California   33
                   San Jose, California..............    3
                   Sacramento, California............    2
                   Santa Cruz, California............    1
                   Santa Barbara, California.........    1
                   Greater Los Angeles, California...    7
                   San Diego, California.............    2
                   Orange County, California.........    1
                   Chicago, Illinois.................    2
                   Portland, Oregon..................    2
                   Boston, Massachusetts.............    6
                                                        --
                      Total..........................   60
                                                        ==

Sales and Distributor Relationships

   Peet's has developed a staff of nine sales professionals to support our specialty sales business. These sales and account managers make sales calls to potential and existing accounts and manage our distributor network. Additionally, we have established relationships with office, restaurant and food service distributors to expand our account base in select markets. These distributors have their own sales and account management resources. We expect to hire additional employees within the sales and account manager group as we continue to grow this segment of our business.

Customers and Marketing

   Peet's marketing and distribution strategies are designed to appeal to a customer base that falls within one of the more economically attractive demographic groups in the United States. Based on customer surveys we conducted, we believe our customers tend to be over 35 years in age and well-educated with an average household income of over $50,000 per year. We have a regional skew to our customer base that mimics the geographic development of the specialty coffee industry as well as our brand development. Our customers are concentrated on the west and east coasts and in select metropolitan areas in the central United States.

   We believe that a sophisticated, intelligent and understated marketing approach is most attractive to our target audience. Historically, we have relied upon word-of-mouth advertising to expand the awareness of our brand. As we have implemented our multi-channel distribution strategy, we have targeted our marketing investment to tools and programs that can build awareness of the brand's availability in these different channels. Our strategy is to primarily support regions and markets where our multi-channel strategy has been executed. Additionally, we are beginning to invest in programs that will support the development of the brand on a national basis, especially to support our online and mail order business and our expanding specialty sales business. In the past several years, we have begun to employ several marketing strategies to grow our business, including:

   Direct Mail and Relationship Marketing--To date, the key marketing tactic to support online and mail order sales, direct store distribution and retail operations has been direct mail. We believe that the ability to target the right consumer demographics through direct marketing makes this tool effective and efficient. Direct mail tools include prospect pieces, postcards, personalized letters, newsletters, emails, catalogs and announcements that are directed to consumers' homes and places of business.

   Advertising and Promotion--We have used traditional mass media in our marketing efforts in a targeted fashion. Our advertising efforts include print ads in food publications, regional and local newspapers and magazines and media sponsorships such as our partnership with public radio and television stations in several markets. Targeted magazine advertising has been executed in publications such as Bon Appetit, Cooking Light

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

and Food & Wine. We believe that mass media should play a role in the future development of our brand to support sales growth in all channels and build greater brand awareness.

   Public Relations--Peet's recognizes an opportunity to generate awareness and understanding of its brand through local, regional and national public relations. We believe our story and history and our commitment to quality and freshness create a rich template for media interest and attention. In the past few years, we have extended our public relations effort to media and publications that focus on specific channels, such as specialty grocery, restaurant and foodservice, as well as the general business press. We contract with a national public relations agency to manage our needs in this area and build relationships with media throughout the United States.

   Online Marketing--The peets.com and coffee.com websites are supported with targeted marketing efforts online. We continue to use email campaigns, selective portal placements and online partnerships with high quality food and retail sites under an affiliate program. Additionally, we promote special events and educational campaigns such as "Coffee Freshness Week" via our website and email marketing to build loyalty within our customer base.

   Event Sponsorship and Sampling--Event sponsorships that link Peet's to the local community help create and maintain neighborhood relationships for our stores. In addition, local events and community involvement are important components of Peet's culture and value system. We use sampling to attract and develop new customers in markets where Peet's has a retail presence. We conduct coffee tasting events at our stores to attract aficionados of coffee. Event sponsorships include participation in major food service and restaurant shows, such as the Nation's Restaurant Show in Chicago, and sponsorship of events at the Culinary Institute of America. Within our specialty grocery accounts, we use sampling and trial packaging as a key component of our marketing program in lieu of other more traditional grocery marketing tools such as price promotion. We seek to be included in newsletters and priority customer campaigns and events to introduce Peet's brand to these potential customers. We believe that national and regional events that include our customer demographics will play an ever-increasing role in our brand development plans. In recent years, these events included major film, food and music festivals in our core markets.

Tea, Food and Merchandise

   Peet's offers a line of hand selected whole leaf and bagged tea. Our quality standards for tea are very high. We purchase tea directly from importers and brokers and store and pack the tea at our facility in Emeryville. We offer a limited line of specialty food items, such as jellies, jams and candies. These products are carefully selected for quality and uniqueness.

   Our merchandise program consists of items such as brewing equipment for coffee and tea, paper filters and brewing accessories and branded and non-branded cups, saucers, travel mugs and serveware. We do not emphasize these items, but we carry them in retail stores and offer them through online and mail order as a means to reinforce our authenticity in coffee and tea.

Competitive Positioning

   The specialty coffee market can be characterized as highly fragmented. Our primary competitors in whole bean specialty coffee sales include Gevalia (Kraft Foods), Green Mountain Coffee, Illy Caffe, Millstone (Procter & Gamble), Seattle's Best (AFC Enterprises) and Starbucks. There are numerous smaller, regional brands that also compete in this category. We also compete indirectly against all other coffee brands on the market. A number of nationwide coffee marketers, such as Kraft Foods, Procter & Gamble and Nestle, are distributing premium coffee brands in supermarkets. These premium coffee brands may serve as substitutes for our whole bean coffee.

   In addition to competing with other distributors of whole bean coffee, we compete with retailers of prepared beverages, including coffee house chains, particularly Starbucks, numerous convenience stores, restaurants, coffee shops and street vendors.

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   Despite competing in a fragmented category, increased consumer demand has resulted in specialty coffee brands being established across multiple distribution channels. Several competitors are aggressive in obtaining distribution in specialty grocery and gourmet food stores, and in office, restaurant and food service locations. We have only recently begun to penetrate these channels.

   We believe that our customers choose among specialty coffee brands based upon quality, variety, convenience, and to a lesser extent, price. Although consumers may differentiate coffee brands based on freshness (as an element of coffee quality), to our knowledge, few significant competitors focus on product freshness and roast-dating in the same manner as Peet's. It is a common industry practice to use a "sell by" date for pre-packaged beans and to store roasted beans in open-air bulk bins. Therefore, the key benefit of freshness and the perishable nature of coffee is being largely overlooked. We believe that our market share in the specialty category is based on a solidly differentiated position built on our freshness standards and artisan-roasting style. Because of the fragmented nature of the specialty coffee market, we cannot accurately estimate our market share. However, many of our existing competitors have significantly greater financial, marketing and operating resources than us.

   Our roasted coffee is priced in tiers. Our regular menu coffees are priced within a range of $8.95 to $17.95 per pound. Our line of high-end reserve coffees, which we introduced in 2001, is priced between $49.90 and $79.90 per pound. We believe our higher quality and freshness standards allow us to charge a higher price for our coffee products.

Seasonality

   Our business is subject to seasonal fluctuations. Significant portions of our profits are realized during the fourth quarter of our fiscal year, which includes the December holiday season.

Intellectual Property

   We regard intellectual property and other proprietary rights as important to our success. We own several trademarks and service marks that have been registered with the United States Patent and Trademark Office, including Peet's, Peet's Coffee & Tea, peets.com, Blend 101, Pride of the Port, Maduro Blend, Top Blend, Major Dickason's Blend, Sierra Dorada Blend and Garuda Blend. We also have registered trademarks on our stylized logo. In addition, we have applications pending with the United States Patent and Trademark Office for a number of additional marks, including JR Reserve Blend, Gaia Organic Blend, and Pumphrey's Blend.

   We own registered trademarks for our name and logo in Australia, Canada, Chile, China, the European Community, Hong Kong, Japan, Paraguay, Singapore, South Korea, Taiwan, and Thailand. We have filed additional applications for trademark protection in Argentina, Brazil, and the Philippines. In addition to peets.com and coffee.com, we own several other domain names relating to coffee, Peet's and our roasting process.

   In addition to registered and pending trademarks, we consider the packaging for our coffee beans (consisting of dark brown coloring with African-style motif and lettering with a white band running around the lower quarter of the bag) and the design of the interior of our stores (consisting of dark wood fixtures, classic lighting, granite countertops and understated color) to be strong identifiers of our brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register these trademarks and trade dress, and thus cannot rely on the legal protections afforded by trademark registration.

   Our ability to differentiate our brand from those of our competitors depends, in part, on the strength and enforcement of our trademarks. We must constantly protect against any infringement by competitors. If a competitor infringes on our trademark rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses and divert significant attention from our business operations.


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Information Systems

   The information systems installed at Peet's are used to manage our operations and increase the productivity of our workforce. We have recently implemented an advanced point-of-sale system to increase store productivity, provide a higher level of service to our customers and maintain timely information for performance evaluation. Our new registers have touch screen components and full point-of-sale capability. We also operate a Peet's debit card system in most retail stores. These cards carry cash balances and may be used in lieu of cash at our retail locations. In addition, we are currently in the process of installing a new human resource and payroll system.

   Our online and mail order system has been customized to allow us to respond and adapt quickly to customer and marketing demands. We have installed several new software tools to help us analyze customer information.

   Our website is hosted at AboveNet in San Jose, California. All website applications are built on Microsoft ASP with in-house development. We offer full-functioning e-commerce and our site is integrated with our call center for access to orders placed at both locations. Online delivery confirmation is provided by United Parcel Service and United States Postal Service. Our peets.com site contains several customer-centered functions such as Express Buy (which stores customer-specific lists of favorite coffee and items), multiple ''ship-to'' capability on a single bill and extensive coffee search and product matching. Website and call center system functionality are designed to accommodate the need for customers to place repeat orders or automatic orders delivered on a pre-set schedule. We designed our website to provide fast, easy and effective operation when navigating and shopping on our site. We have dedicated information technology employees and marketing staffers for website maintenance, improvement, development and performance.

Employees

   As of March 1, 2002, Peet's employed a workforce of 1,455 people, approximately 191 of whom are considered full-time employees. None of our employees are represented by a labor union. Peet's considers its relationship with its employees to be good. Since 1979, Peet's has provided full benefits to all employees who work at least 21 hours per week. We continue to offer competitive benefits packages to attract and retain valuable employees.

Government Regulation

   Our coffee roasting operations and our retail stores are subject to various governmental laws, regulations, and licenses relating to customs, health and safety, building and land use, and environmental protection. Our roasting facility is subject to state and local air-quality and emissions regulation. If we encounter difficulties in obtaining any necessary licenses or complying with these laws and regulations, then:

  .   The opening of new retail locations could be delayed;

  . The operation of existing retail locations or our coffee roasting operations could be interrupted; or

  .   Our product offerings could be limited.

   We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.

Legal Proceedings

   In the ordinary course of our business, we may from time to time become involved in certain legal proceedings. As of the date of this prospectus, we are not a party to any pending material legal proceedings.

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth information with respect to our directors and executive officers:

Name                   Age                             Position
----                   ---                             --------
Christopher P. Mottern 58  Chief Executive Officer, President and Director
William M. Lilla...... 46  Executive Vice President
Mark N. Rudolph....... 43  Chief Financial Officer, Vice President, Treasurer and Secretary
Peter B. Mehrberg..... 43  Vice President, Business Development and General Counsel
James A. Reynolds..... 63  Vice President, Coffee and Tea
Deborah McGraw........ 60  Vice President, Retail Operations
Michael J. Cloutier... 47  Chief Information Officer and Vice President, Information Systems
Gerald Baldwin........ 59  Director
Hilary Billings....... 38  Director
Gordon A. Bowker...... 59  Director
H. William Jesse, Jr.. 50  Director and Chairman
Jean-Michel Valette... 41  Director

   Christopher P. Mottern has served as Chief Executive Officer and President since May 1997 and as a director since August 1997. From 1992 to 1996, Mr. Mottern served as President of The Heublein Wines Group, a manufacturer and marketer of wines and now a subsidiary of United Distillers & Vintners Ltd.
From 1986 through 1991, he served as President and Chief Executive Officer of Capri Sun, Inc., one of the largest single-service juice drink manufacturers in the United States. Mr. Mottern has served on the board of Coen, Inc. since 1990.

   William M. Lilla has served as Executive Vice President since December 2000. He served as Vice President, Marketing and Strategy from April 1998 to December 2000. Before joining Peet's, Mr. Lilla was employed by The Heublein Wines Group as Vice President of Strategy from October 1997 to April 1998, Vice President of Marketing from September 1994 to October 1997, and Director of Marketing from September 1993 to September 1994.

   Mark N. Rudolph has served as Chief Financial Officer since September 1988. He was appointed Vice President in September 1994 and Treasurer and Secretary in May 2001. Mr. Rudolph served as Assistant Secretary from September 1994 to May 2001.

   Peter B. Mehrberg has served as Vice President, Business Development since October 1999 and as General Counsel since September 1994. Mr. Mehrberg served as Vice President, Real Estate from June 1997 to 1999 and as Director of Real Estate from July 1994 to June 1997.

   James A. Reynolds has served as Vice President, Coffee and Tea since February 1994, and served as Secretary from February 1988 to May 2001. He also served as a director from 1985 to 1997. He joined Peet's in 1984.

   Deborah McGraw has served as Vice President, Retail Operations since October 1995. She has worked for Peet's in various capacities since 1983. Ms. McGraw became a store manager in 1989 and was promoted to District Manager in March 1989, to Regional Director in January 1994, and to Director of Retail Operations in September 1994.

   Michael J. Cloutier has served as Vice President, Information Systems since August 1999. He was a Systems Manager for Peet's from August 1999 to December 1999. Between October 1997 and August 1999, Mr. Cloutier founded two computer consulting businesses, 1.2.1 Solutions and Pleasanton Partners, Inc. From April 1996 to October 1997, Mr. Cloutier served as Vice President, Operations of M1 Software, Inc., a software development company. From 1993 to April 1996, Mr. Cloutier was the Deputy Business and Strategic Planning Officer at the Mare Island Naval Shipyard.

   Gerald Baldwin has served as one of our directors since 1971 and as Chairman of the Board from 1994 to January 2001. From 1971 until 1994, Mr. Baldwin was our President and Chief Executive Officer. He co-founded our company in 1971.

   Hilary Billings has served as one of our directors since January 2002. Currently, Ms. Billings is the Chairman and Chief Marketing Officer of RedEnvelope Inc., a multi-channel gift company which she joined in May 1999. From July 1997 to May 1999, Ms. Billings was Senior Vice President of Brand Development and Design with Starwood Hotels and Resorts, where she helped develop the W Hotels. Before joining Starwood, she was a vice president with Pottery Barn catalog and retail group from 1995 to 1997.

   Gordon A. Bowker has served as one of our directors from 1971 to 1987 and from September 1994 to the present. Since 1986, Mr. Bowker has been a principal and investor of Apanage Inc., a real estate development company. Mr. Bowker has 30 years of experience in growing publicly traded and private companies as an investor, founder, director and marketing advisor. He co-founded Starbucks Coffee Company, Redhook Ale Brewery, Incorporated and Seattle Weekly.

   H. William Jesse, Jr. has served as our Chairman since January 2001 and as one of our directors since August 1998. Mr. Jesse is chairman of Jesse.Hansen&Co, strategic and financial advisors to high-growth consumer companies. He founded the firm in 1986, and served as its President and Chief Executive Officer through March 1998. Since 1988, Mr. Jesse has served as Chairman and Chief Executive Officer of Vineyard Properties Corporation, a developer of wine grape vineyards. In 1998, he also served as interim Chairman and Chief Executive Officer of Food.com, Inc. Mr. Jesse currently serves as a director of The 3DO Company.

   Jean-Michel Valette has served as one of our directors since July 2001. Currently, Mr. Valette is an independent advisor to select branded consumer companies. From August 1998 to May 2000, Mr. Valette was President and Chief Executive Officer of Franciscan Estates, a premium wine company. From 1987 to 1998, Mr. Valette held various positions, including managing director, at Hambrecht & Quist LLC, a San Francisco-based investment bank and venture capital firm. In 1984, Mr. Valette co-founded Procede Ltd., a London-based investment and consulting firm, and he served as its managing director from 1984 to 1986. Mr. Valette currently serves as a director of Select Comfort Corporation and Golden State Vintners, Inc.

Management Continuity Plan

   As part of our management continuity plan, our board of directors is in the process of searching for an additional senior executive to take on the roles of chief executive officer and president. This search is focusing on individuals with extensive experience with consumer brands and the expertise necessary to continue the implementation of our multi-channel distribution strategy. The new president and chief executive officer will assume the duties of running our day-to-day operations with Mr. Mottern assuming a more strategic role as the Chairman of the Board. Mr. Jesse will step down as Chairman of the Board but remain a director. We may expand the number of seats on our board of directors to include the new chief executive officer and president. We cannot guarantee that we will find a suitable candidate or that the person we hire will be able to successfully implement our business strategy.

                      PRINCIPAL AND SELLING SHAREHOLDERS

   The following table indicates information as of February 28, 2002 regarding the beneficial ownership of our common stock by:

  .   The selling shareholder;

  .   Each of our directors;

  . Our Chief Executive Officer and President and each of the four next most highly compensated executive officers during 2001;

  .   All of our directors and executive officers as a group; and

  . Each person known to the board of directors to own beneficially 5% or more of our common stock.

   The information has been adjusted to reflect the sale of our common stock in this offering. The information assumes no exercise of the underwriters' over-allotment option.

   Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more shareholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o Peet's Coffee and Tea, Inc., 1400 Park Avenue, Emeryville, California 94608-3520.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of February 28, 2002. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

                                                                               Number of     Percentage of
                                                                                 Shares       Beneficial
                                                       Number of              Beneficially     Ownership
                                                         Shares    Number of     Owned     ----------------
                                                      Beneficially   Shares      After      Before   After
Name of Beneficial Owner:                                Owned     Being Sold   Offering   Offering Offering
-------------------------                             ------------ ---------- ------------ -------- --------
Directors and Executive Officers:
Gerald Baldwin.......................................  1,041,697    500,000      541,697     12.3%     5.0%
Christopher P. Mottern(1)............................    438,275         --      438,728      4.9      3.9
H. William Jesse, Jr.(2).............................    153,841         --      153,841      1.8      1.4
Gordon A. Bowker(3)..................................    153,038         --      153,038      1.8      1.4
Mark N. Rudolph(4)...................................    141,564         --      142,159      1.6      1.3
William M. Lilla(5)..................................    112,962         --      114,109      1.3      1.0
Peter B. Mehrberg(6).................................     93,845         --       95,499      1.1        *
Jean-Michel Valette(7)...............................     17,639         --       17,639        *        *
Hilary Billings(8)...................................      2,083         --        2,083        *        *
All directors and officers as a group (13 persons)(9)  2,554,338    500,000    2,554,338     26.4     17.2

Other 5% Shareholders:
The TCW Group, Inc.(10)..............................  1,025,415         --    1,025,415     12.1      9.6
 865 South Figueroa Street
 Los Angeles, CA 90017
Scudder Kemper Investments, Inc.(11).................    586,800         --      586,800      6.9      5.5
 345 Park Avenue
 New York, NY 10154

--------
  * Less than 1%.

 (1) Includes 382,269 shares issuable upon the exercise of vested stock options and 40,000 shares held by the Mottern Family Trust.
 (2) Includes 69,565 shares held by Jesse.Hansen&Co and 43,472 shares issuable upon the exercise of vested stock options.
 (3) Includes 51,472 shares issuable upon the exercise of vested stock options.
 (4) Includes 133,920 shares issuable upon the exercise of vested stock options.
 (5) Includes 99,668 shares issuable upon the exercise of vested stock options.
 (6) Includes 92,700 shares issuable upon the exercise of vested stock options.
 (7) Includes 7,639 shares issuable upon the exercise of vested stock options.
 (8) Includes 2,083 shares issuable upon the exercise of vested stock options.
 (9) Includes 1,125,753 shares issuable upon the exercise of vested stock options.
(10) Based upon information contained in Schedule 13G Amendment No. 1 filed with the Securities and Exchange Commission on February 13, 2002.
(11) Based upon information contained in Schedule 13G filed with the Securities and Exchange Commission on February 1, 2002.

                                 UNDERWRITING

General

   Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholder the aggregate number of shares of common stock set forth opposite its name below:

                 Underwriters                  Number of Shares
                 ------------                  ----------------
                 Thomas Weisel Partners LLC...
                 WR Hambrecht + Co............
                 Pacific Growth Equities, Inc.
                                                  ---------
                    Total.....................    2,750,000
                                                  =========

   Of the 2,750,000 shares to be purchased by the underwriters, 2,250,000 shares will be purchased from us and 500,000 will be purchased from the selling shareholder.

   The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

   The underwriting agreement provides that we and the selling shareholder will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

   Thomas Weisel Partners LLC expects to deliver the shares of common stock to
purchasers on or about             , 2002.

Over-Allotment Option

   We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 412,500 additional shares of our common stock from us at the public offering price, less the underwriting discounts payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus, and at this price less a concession not in excess of $       per
share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow,
concessions, not in excess of $       per share of common stock to these other
dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

   The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling shareholder:

                                                                   Total
                                                            --------------------
                                                             Without
                                                              Over-   With Over-
                                                  Per Share Allotment Allotment
                                                  --------- --------- ----------
Public offering price............................    $         $          $
Underwriting discount............................
Proceeds, before expenses, to us.................
Proceeds, before expenses, to selling shareholder

Indemnification of Underwriters

   We and the selling shareholder will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling shareholder are unable to provide this indemnification, we and the selling shareholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

   The underwriters will require some of our directors and officers and the selling shareholder to agree not to offer, sell, agree to sell, directly of indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of the initial filing of the registration statement, of which this prospectus is a part.

   We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus and the shares of our common stock that are issued under our 1993 Stock Option Plan, 1994 California Stock Option Plan, 1997 Equity Incentive Plan, 2000 Equity Incentive Plan, 2000 Non-Employee Director Stock Option Plan and 2000 Employee Stock Purchase Plan.

Nasdaq National Market Listing

   Our common stock is quoted on the Nasdaq National Market under the symbol "PEET."

Short Sales, Stabilizing Transactions and Penalty Bids

   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

   Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

   Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

   The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

   Cooley Godward LLP, San Francisco, California, will pass upon the validity of the shares of common stock being offered hereby for us. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

   The financial statements of Peet's Coffee & Tea, Inc. and subsidiaries as of December 30, 2001 and December 31, 2000, and for each of the three years in the period ended December 30, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting method), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are also available to the public over the Internet at the Commission's website at http://www.sec.gov.

                          INCORPORATION BY REFERENCE

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering:

  .   Our Annual Report on Form 10-K for the year ended December 30, 2001; and

  . The description of our common stock in our Registration Statement on Form 8-A filed on January 18, 2001 under Section 12(g) of the Exchange Act, as amended on January 23, 2001.

   Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Peet's Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, California 94608-3520, telephone (510) 594-2100.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                  Page
                                                                                                  ----
Independent Auditors' Report..................................................................... F-2

Consolidated Balance Sheets as of December 31, 2000 and December 30, 2001........................ F-3

Consolidated Statements of Operations for the Years Ended January 2, 2000, December 31, 2000 and
  December 30, 2001.............................................................................. F-4

Consolidated Statements of Shareholders' Equity for the Years Ended January 2, 2000, December 31,
  2000 and December 30, 2001..................................................................... F-5

Consolidated Statements of Cash Flows for the Years Ended January 2, 2000, December 31, 2000 and
  December 30, 2001.............................................................................. F-6

Notes to Consolidated Financial Statements....................................................... F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Peet's Coffee & Tea, Inc.

   We have audited the accompanying consolidated balance sheets of Peet's Coffee & Tea, Inc. and subsidiaries as of December 31, 2000 and December 30, 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Peet's Coffee & Tea, Inc. and subsidiaries as of December 31, 2000 and December 30, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 11 to the financial statements, the Company changed its method of accounting for derivative financial instruments to conform to Statement of Financial Accounting Standards No. 133.

/S/  DELOITTE & TOUCHE LLP

San Francisco, California
March 1, 2002

                           PEET'S COFFEE & TEA, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except share amounts)

                                                                            December 31, December 30,
                                                                                2000         2001
                                                                            ------------ ------------
Assets
------
Current assets:
   Cash and cash equivalents...............................................   $ 1,598      $ 2,718
   Accounts receivable (net of allowance of $69 and $58)...................     1,062        1,371
   Inventories.............................................................     8,940        8,945
   Deferred income taxes...................................................        92          288
   Prepaid expenses and other..............................................       883        1,100
                                                                              -------      -------
       Total current assets................................................    12,575       14,422
Property and equipment, net................................................    22,595       23,629
Deferred income taxes......................................................     1,505        1,305
Intangibles and other assets, net..........................................     3,046        2,053
                                                                              -------      -------
       Total assets........................................................   $39,721      $41,409
                                                                              =======      =======
Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
   Borrowings under line of credit.........................................   $ 4,246      $ 1,968
   Accounts payable........................................................     5,158        4,166
   Accrued compensation and benefits.......................................     2,054        2,355
   Other accrued liabilities...............................................     1,933        2,105
   Current portion of long-term borrowings.................................     2,037          513
                                                                              -------      -------
       Total current liabilities...........................................    15,428       11,107
Long-term borrowings, less current portion.................................    14,544          895
Deferred lease credits.....................................................       582          637
                                                                              -------      -------
       Total liabilities...................................................    30,554       12,639
                                                                              -------      -------
Commitments and contingencies..............................................

Shareholders' equity:
   Preferred stock, no par value; authorized 10,000,000 shares; issued and
     outstanding 471,000 of Series A.......................................     4,537
   Common stock, no par value; authorized 50,000,000 shares; issued and
     outstanding: 4,516,000 shares and 8,272,000...........................     8,217       31,609
   Accumulated other comprehensive loss, net of tax........................                   (407)
   Accumulated deficit.....................................................    (3,587)      (2,432)
                                                                              -------      -------
       Total shareholders' equity..........................................     9,167       28,770
                                                                              -------      -------
       Total liabilities and shareholders' equity..........................   $39,721      $41,409
                                                                              =======      =======

                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per share amounts)

                                                            1999     2000     2001
                                                           -------  -------  -------
Net revenue............................................... $69,059  $84,302  $94,400
                                                           -------  -------  -------
Operating expenses:
   Cost of sales and related occupancy expenses...........  33,175   40,173   44,935
   Operating expenses.....................................  21,902   27,853   30,437
   Marketing and advertising expenses.....................   3,491    6,069    4,812
   General and administrative expenses....................   6,230    6,595    6,845
   Depreciation and amortization expenses.................   3,404    4,576    5,038
                                                           -------  -------  -------
       Total operating costs and expenses.................  68,202   85,266   92,067
                                                           -------  -------  -------
Income (loss) from operations.............................     857     (964)   2,333
Interest expense, net.....................................     985    1,907      429
                                                           -------  -------  -------
Income (loss) before income taxes.........................    (128)  (2,871)   1,904
Income tax provision (benefit)............................      16     (596)     749
                                                           -------  -------  -------
Net income (loss)......................................... $  (144) $(2,275) $ 1,155
                                                           =======  =======  =======
Net income (loss) per share:
   Basic.................................................. $ (0.03) $ (0.50) $  0.15
                                                           =======  =======  =======
   Diluted................................................ $ (0.03) $ (0.50) $  0.14
                                                           =======  =======  =======
Shares used in calculation of net income (loss) per share:
   Basic..................................................   4,489    4,515    7,941
                                                           =======  =======  =======
   Diluted................................................   4,489    4,515    8,212
                                                           =======  =======  =======


                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                (in thousands)

                                      Series A
                                  Preferred Stock       Common Stock
                                -------------------  -------------------
                                                                                      Accumulated
                                                                                         Other         Total
                                  Shares               Shares            Accumulated Comprehensive Shareholders' Comprehensive
                                Outstanding Amount   Outstanding Amount    Deficit       Loss         Equity     Income/(Loss)
                                ----------- -------  ----------- ------- ----------- ------------- ------------- -------------
Balance at January 3, 1999.....     471     $ 4,537     4,408    $ 7,422   $(1,168)                   $10,791
Stock options exercised,
 including tax benefit.........                           106        531                                  531
Amortization of stock
 compensation..................                                       13                                   13
Net loss.......................                                               (144)                      (144)      $  (144)
                                   ----     -------     -----    -------   -------                    -------       -------
Balance at January 2, 2000.....     471       4,537     4,514      7,966    (1,312)                    11,191       $  (144)

                                                                                                                    =======
Stock options exercised........                             2         13                                   13
Amortization of stock
 compensation..................                                      238                                  238
Net loss.......................                                             (2,275)                    (2,275)      $(2,275)
                                   ----     -------     -----    -------   -------                    -------       -------
Balance at December 31, 2000...     471       4,537     4,516      8,217    (3,587)                     9,167       $(2,275)

                                                                                                                    =======
Conversion of preferred........
  shares.......................    (471)     (4,537)      943      4,537
Stock sold in initial public
 offering, net of expenses.....                         2,682     17,793                               17,793
Stock options exercised........                            94        507                                  507
Stock sold in Employee Stock
 Purchase Program..............                            37        250                                  250
Amortization of stock
 compensation..................                                      305                                  305
Cumulative effect of accounting
 change (FAS 133), net of tax
 of $519.......................                                                          $(785)
Unrealized losses on cash flow
 hedges, net of tax of $195....                                                           (295)
Less: reclassification of net
 losses on cash flow hedges to
 cost of sales, net of tax of
 $269..........................                                                            673
                                                                                         -----
Other comprehensive loss.......                                                           (407)          (407)      $  (407)
Net income.....................                                              1,155                      1,155         1,155
                                   ----     -------     -----    -------   -------       -----        -------       -------
Balance at December 30, 2001...      --     $    --     8,272    $31,609   $(2,432)      $(407)       $28,770       $   748
                                   ====     =======     =====    =======   =======       =====        =======       =======

                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                      1999      2000      2001
                                                                                    --------  --------  --------
Cash flows from operating activities:
    Net income (loss).............................................................. $   (144) $ (2,275) $  1,155
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization...............................................    3,958     5,210     5,693
       Tax benefit from exercise of stock options..................................      102
       Amortization of discounted stock options....................................       13       238       305
       Deferred income taxes.......................................................     (191)     (472)      273
       Loss on disposition of assets...............................................      496       188         6
    Changes in other assets and liabilities:
       Accounts receivable.........................................................     (309)     (214)     (309)
       Inventories.................................................................    1,797    (1,730)   (1,309)
       Prepaid expenses and other..................................................     (327)      115      (217)
       Other assets................................................................               (207)       22
       Accounts payable, accrued liabilities and other liabilities.................      865     1,816       164
                                                                                    --------  --------  --------
          Net cash provided by operating activities................................    6,260     2,669     5,783
                                                                                    --------  --------  --------
Cash flows from investing activities:
    Purchases of property and equipment............................................   (9,665)   (5,518)   (6,511)
    Proceeds from sales of property and equipment..................................        2         4        17
    Additions to intangible assets.................................................     (416)     (276)     (350)
                                                                                    --------  --------  --------
          Net cash used in investing activities....................................  (10,079)   (5,790)   (6,844)
                                                                                    --------  --------  --------
Cash flows from financing activities:
    Proceeds from borrowings.......................................................    4,031    46,258
    Repayments of debt.............................................................     (440)  (41,544)  (17,451)
    Payments of stock offering costs (completed in January 2001)...................             (1,082)
    Net proceeds from issuance of common stock.....................................      429        13    19,632
                                                                                    --------  --------  --------
          Net cash provided by financing activities................................    4,020     3,645     2,181
                                                                                    --------  --------  --------
Change in cash and cash equivalents................................................      201       524     1,120
Cash and cash equivalents, beginning of period.....................................      873     1,074     1,598
                                                                                    --------  --------  --------
Cash and cash equivalents, end of period........................................... $  1,074  $  1,598  $  2,718
                                                                                    ========  ========  ========
Supplemental cash flow disclosures:
    Cash paid (received) for:
       Interest.................................................................... $  1,054  $  1,668  $    478
       Income taxes................................................................      (77)      108        29
NON CASH INVESTING AND FINANCING ACTIVITIES--
    Property acquired under capital lease..........................................           $    476
    Conversion of preferred stock to common stock upon IPO.........................                     $  4,537
    IPO fees accrued at December 31, 2000 applied to proceeds in 2001..............                        1,082
    FAS 133 transition adjustment and coffee hedging activities:
       Inventory...................................................................                       (1,304)
       Deferred taxes..............................................................                          269
       Other comprehensive loss....................................................                          407
       Other liabilities...........................................................                          628

                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  History and Organization

   Peet's Coffee & Tea, Inc., (the "Company") sells fresh roasted coffee, hand selected tea and related items in several distribution channels, including specialty grocery and gourmet food stores, online and mail order, office and restaurant accounts and company-operated retail stores. At December 31, 2000 and December 30, 2001, the Company operated 58 and 60 retail stores, respectively, in California, Illinois, Oregon, and Massachusetts.

   All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect a two-for-one stock split of the Company's outstanding common stock which was effective January 22, 2001.

2.  Summary of Significant Accounting Policies

   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

   Reclassifications--Certain reclassifications have been made to prior years' financial statements in order to conform with the current year's presentation.

   Year End--The Company's year end is the Sunday closest to December 31. The years 2001, 2000, and 1999 included 52 weeks.

   Cash and Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

   Inventories--Raw materials consist primarily of green bean coffee and finished goods include roasted coffee, tea, accessory products, spices, and packaged foods. All products are valued at the lower of cost or market using the first-in, first-out method, except green bean and roasted coffee, which is valued at the average cost.

   Property and equipment are stated at cost. Depreciation and amortization are recorded on the straight-line method over the estimated useful lives of the property and equipment, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life or the term of the related lease, which range from 3 to 10 years.

   Intangibles and other assets primarily includes lease rights, deposits, trademarks, and deferred financing costs. Prepaid stock offering costs of $1,082,000 were included at December 31, 2000. Lease rights represent payments made to lessors and others to secure retail locations and are amortized on the straight-line method over the life of the related lease from 5 to 15 years. Lease rights, net of amortization, were $796,000 and $926,000 at December 31, 2000, and December 30, 2001, respectively. Accumulated amortization was $1,398,000 and $1,636,000 at December 31, 2000 and December 30, 2001,
respectively. Amortization expense was $205,000, $220,000, and $238,000 in 1999, 2000 and 2001, respectively.

   Impairment of Long-Lived Assets--The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. In 1999 and 2000, impairment losses of $436,000 and $129,000, respectively, were recorded as general and administrative expense to write off property related to closed stores. No impairment loss was recorded in 2001.

   Store Closure--The Company accrues an estimate for the costs associated with closing under-performing stores in the period in which the store is identified and approved by management under a plan of termination. The plan includes the method of disposition and the expected date of completion. Costs, which are considered to have no future economic benefit, include direct costs to terminate a lease or sublease a property and the difference

                           PEET'S COFFEE & TEA, INC.

between the book value and estimated recovery of fixed assets. Significant changes to the plan are unlikely. The operating costs, including depreciation, of stores or other facilities to be sold or closed are expensed during the period they remain in use.

   The Company recorded expenses of $482,000 and $456,000 representing the write off of leasehold improvements, fixed assets and estimated future rental payments for store closures during 1999 and 2000, respectively. No expense was recorded in 2001. The Company had an accrual of $48,000, $301,000 and $59,000, representing estimated future rental payments, at January 2, 2000, December 31, 2000, and December 30, 2001, respectively.

   In August 2001, the Company assigned, with the consent of the landlord, the existing lease for the Naperville location to another entity. The Company remains liable for rent and other charges under the lease, which expires December 31, 2008. However, the assignee's parent company has guaranteed the payment by the assignee of rent and other charges under the lease assignment up to $313,000 (equivalent to approximately four years of rent due under the lease). The Company expects that the assignee will make all future rent payments required under the lease and during 2001 reduced the accrual for estimated future payments under the lease by $134,000. The remaining accrual at year end 2001 represents the Company's remaining obligation for rental payments of seven months during the assignee's construction and rent abatement period.

   A summary of the accrual activity is as follows (excluding write-off of assets) (in thousands):

                                    Balance at Additions              Balance
                                    Beginning  Charged to            at End of
                                    of Period   Expense   Deductions  Period
                                    ---------- ---------- ---------- ---------
 Accrual related to store closures:
    Year ended January 2, 2000.....    $ 35       $ 48      $ (35)     $ 48
    Year ended December 31, 2000...      48        327        (74)      301
    Year ended December 30, 2001...     301         --       (242)       59

   Revenue Recognition--Net revenue is recorded based on purchases by customers at retail locations or when merchandise is shipped from the warehouse for direct-to-consumer sales, which is substantially the same as recording revenue when received by the customer. Sales returns are insignificant. The Company establishes an allowance for estimated doubtful accounts based on historical experience and current trends, which management believes is appropriate.

   The Company records shipping revenue in its net revenue. The Company recorded shipping revenue of $1,252,000. $1,371,000, and $1,522,000 related to online and mail order and specialty sales in 1999, 2000, and 2001, respectively.

   A summary of the allowance for doubtful accounts is as follows (in thousands):

                                    Balance at Additions             Balance
                                    Beginning  Charges to           at End of
                                    of Period   Expense   Writeoffs  Period
                                    ---------- ---------- --------- ---------
   Allowance for doubtful accounts:
      Year ended January 2, 2000...    $50        $47       $(36)      $61
      Year ended December 31, 2000.     61         23        (15)       69
      Year ended December 30, 2001.     69         30        (41)       58

   Preopening costs or costs associated with the opening or remodeling of stores, such as payroll and rent, are expensed as incurred.

   Hedging Activities--The Company uses coffee futures and options to hedge price increases in price-to-be- fixed coffee purchase commitments and anticipated coffee purchases. These derivative instruments qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. See

                           PEET'S COFFEE & TEA, INC.

Note 11. Prior to the adoption of SFAS No. 133 on January 1, 2001, the contracts also qualified for hedge accounting and the gains and losses were accounted for as inventory costs and were recorded as expense or income as the related coffee was sold. The Company does not hold or issue derivative instruments for trading purposes.

   Fair Value of Financial Instruments--The carrying value of cash and equivalents, receivables and accounts payable approximates fair value. The carrying value of debt approximates the estimated fair value due to floating interest rates on the debt. The fair value of futures contracts is the amount at which they could be settled, based on estimates obtained from dealers. Net unrealized loss on such contracts, reflected in inventory was ($1,304,000) at December 31, 2000. The fair value of the open futures contracts as of December 30, 2001 was a net liability of $112,000 and is reflected in other liabilities. See Note 11.

   Cost of sales and related occupancy expenses consist primarily of coffee and other product costs. It also includes plant manufacturing (including depreciation), freight and distribution costs. Occupancy expenses include rent and related expenses such as utilities.

   Advertising costs are expensed as incurred. Advertising expense was $2,472,000, $5,158,000, and $3,860,000 in 1999, 2000, and 2001, respectively.

   Deferred Lease Credits--Certain of the Company's lease agreements provide for scheduled rent increases during the term of the lease. Rent is expensed on a straight-line basis over the term of the lease.

   Income Taxes--Income taxes are accounted for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates currently in effect.

   Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees. The disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, are set forth in Note 9.

   Net Income (Loss) per Share--Basic net income per share is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur from common shares issued through stock options, warrants and the conversion of preferred stock. Diluted net loss per share for the year ended January 2, 2000 and December 31, 2000 does not include the common shares issued through stock options, warrants and the conversion of preferred stock because they are anti-dilutive. Anti-dilutive shares of 110,750 have been excluded from diluted weighted average shares outstanding in 2001.

   Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Recently Issued Accounting Standards--In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

   SFAS No. 142 specifies that goodwill and certain intangible assets will not be amortized but will instead be subject to periodic impairment testing. The Company adopted SFAS No. 142 on December 31, 2001. The adoption of the new standard will not have a material impact on its financial statements.

                           PEET'S COFFEE & TEA, INC.

   In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provision of APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of business. SFAS No. 144 became effective for the Company on December 31, 2001. Adoption of this standard will not have a material effect on the Company's financial position or results of operations.

3.  Inventories

   The Company's inventories consist of the following at year end 2000 and 2001 (in thousands):

                                         2000   2001
                                        ------ ------
Raw materials.......................... $5,795 $5,722
Finished goods.........................  3,145  3,223
                                        ------ ------
   Total............................... $8,940 $8,945
                                        ====== ======

4.  Property and Equipment

   Property and equipment consists of the following at year end 2000 and 2001 (in thousands):

                                               2000      2001
                                             --------  --------
               Leasehold improvements....... $ 20,006  $ 22,007
               Furniture and fixtures.......   18,012    21,660
               Equipment and vehicles.......    3,876     6,193
               Construction in progress.....    2,096       514
                                             --------  --------
                  Total.....................   43,990    50,374
               Less accumulated depreciation  (21,395)  (26,745)
                                             --------  --------
                  Total..................... $ 22,595  $ 23,629
                                             ========  ========

   Depreciation expense was $3,771,000 in 1999, $4,990,000 in 2000, and
$5,455,000 in 2001, respectively. The Company capitalized interest on construction in progress of $100,000 in 1999, $58,000 in 2000, and $17,000 in 2001.

5.  Borrowings

   In September 2000, the Company entered into a credit facility with General Electric Capital Corporation. The facility expires in September 2005 and provides for a revolving line of credit up to $15,000,000 and the issuance of up to $3,000,000 in letters of credit, a Term A Loan for $7,000,000 and a Term B Loan for $8,000,000. The Term A Loan and the Term B Loan were repaid during 2001 upon the closing of the Company's initial public offering. Total availability under the revolving line of credit is determined by subtracting our funded debt from our trailing twelve month earnings before interest, taxes, depreciation and amortization, or (EBITDA), multiplied by 3.75 for the period before September 1, 2001, 3.5 for the period after September 1, 2001 and before September 1, 2002, and 2.5 thereafter. As of December 30, 2001, $1,968,000 was outstanding and $11,572,000 was available under the Company's line of credit.

                           PEET'S COFFEE & TEA, INC.

   Borrowings under the credit facility are secured by a lien on substantially all of the Company's assets. The credit facility contains covenants restricting the Company's ability to make capital expenditures, incur additional indebtedness and lease obligations, open retail stores, make restricted payments, merge into or with other companies and sell all or substantially all of its assets and requiring the Company to meet certain financial tests. The credit facility was amended on June 29, 2001 and March 1, 2002 (effective December 2001) to increase the Company's flexibility under (a) the financial covenants, and (b) certain other negative covenants (including the relaxation of restrictions on the number of retail stores the Company may open per year). In addition, interest rates on the revolving line of credit have been reduced.

   Long term borrowings consist of the following at year end 2000 and 2001 (in thousands):

                                                                                     2000     2001
                                                                                    -------  ------
Term loan, payable to financial institution, interest at a monthly floating rate of
  9.77% at December 31, 2000, repaid in January 2001............................... $ 6,533
Term loan, payable to financial institution, interest at a monthly floating rate of
  13.77% at December 31, 2000, repaid in January 2001..............................   8,000
Industrial development revenue bond, interest at a weekly floating rate of 1.50%
  at December 30, 2001, until maturity in 2006.....................................   1,740  $1,300
Capital lease obligations..........................................................     308     108
                                                                                    -------  ------
   Total...........................................................................  16,581   1,408
Less accumulated depreciation......................................................  (2,037)   (513)
                                                                                    -------  ------
   Total........................................................................... $14,544  $  895
                                                                                    =======  ======

   Scheduled maturities of the Company's borrowings at December 30, 2001 (excluding capital lease obligations, see Note 10) are as follows (in thousands):

                            Year:
                               2002.......... $  440
                               2003..........    440
                               2004..........    140
                               2005..........    140
                               2006..........    140
                               Thereafter....     --
                                              ------
                                   Total..... $1,300
                                              ======

                           PEET'S COFFEE & TEA, INC.

6.  Income Taxes

   The income tax provision (benefit) consists of the following (in thousands):

                                        1999   2000   2001
                                        -----  -----  ----
                      Current:
                         Federal....... $ 169  $ (66) $467
                         State.........    39    (58)    9
                                        -----  -----  ----
                             Total.....   208   (124)  476
                      Deferred:
                         Federal.......  (165)  (569)  133
                         State.........   (27)    97   140
                                        -----  -----  ----
                             Total.....  (192)  (472)  273
                                        -----  -----  ----
                             Total..... $  16  $(596) $749
                                        =====  =====  ====

   The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                                   1999    2000   2001
                                                   -----   -----  ----
         Statutory Federal rate...................  34.0%   34.0% 34.0%
         State income taxes less federal benefit..   5.8     5.8   5.8
         Change in valuation allowance............   0.0   (14.8)  3.7
         Non-deductible items..................... (12.2)   (0.6)  0.8
         California net operating loss limitation. (36.0)   (3.6) (2.1)
         California Manufacturer Investment Credit  (4.1)    0.0  (2.9)
                                                   -----   -----  ----
            Total................................. (12.5)%  20.8% 39.3%
                                                   =====   =====  ====

   Deferred tax assets (liabilities) consist of the following at year end 2000 and 2001 (in thousands):

                                                    2000     2001
                                                   -------  ------
             Net operating loss carryforwards..... $ 1,759  $  153
             Charitable contribution carryforwards     424     439
             Credit carryforwards.................     493     861
             Scheduled rent.......................     190     273
             Accrued reserves.....................     124     171
             Accrued compensation.................     241     267
                                                   -------  ------
                Gross deferred tax assets.........   3,231   2,164
                                                   -------  ------
             Property and equipment...............  (1,073)   (238)
             State taxes..........................      (5)     43
             Other................................    (132)    158
                                                   -------  ------
                Gross deferred tax liabilities....  (1,210)    (37)
                                                   -------  ------
             Valuation allowance..................    (424)   (534)
                                                   -------  ------
                Net deferred tax assets........... $ 1,597  $1,593
                                                   =======  ======

   The Company has state net operating loss carryforwards of $1,731,000, which expire between 2002 and 2005. Certain restrictions apply on the use of loss carryforwards, charitable contribution carryforwards and

                           PEET'S COFFEE & TEA, INC.

certain tax credits. A valuation allowance has been recorded to reduce specific carryovers to amounts that are more likely than not to be realized.

7.  Employee Benefit Plan

   The Company's 401(k) plan covers substantially all employees. Employees may contribute up to 15% of their annual salary up to a maximum of $10,500. The Company matches 50% of amounts contributed by its employees in cash. The Company contribution was $194,000, $347,000, and $413,000 in 1999, 2000, and
2001 respectively. The plan does not offer investments in Company stock.

8.  Shareholders' Equity

   On January 25, 2001, the Company issued 2,500,000 shares of stock at $8.00 per share in an initial public offering of its common stock and received net proceeds of $16,424,000. In February 2001, the underwriters exercised the over allotment option and the Company sold an additional 182,623 shares for net proceeds of $1,366,000. Upon the closing of the initial public offering, each of the outstanding shares of preferred stock converted into shares of common stock at a conversion rate of one to two. On January 30, 2001, the Company amended and restated its articles of incorporation, pursuant to which the Company's authorized capital stock consisted of 50,000,000 shares of common stock without par value and 10,000,000 shares of preferred stock without par value. None of the preferred stock has been issued or designated as of December 30, 2001.

   Prior to the Company's initial public offering in January 2001, the Company was authorized to issue 10,000,000 shares of preferred stock without par value, of which 1,000,000 and 98,000 shares were designated for issuance as Series A and Series B preferred stock (preferred stock), respectively. The holders of preferred stock have the same voting privileges as holders of the Company's common stock. The Series A preferred stock was convertible at any time, at the option of the holder, into common stock at an initial conversion rate of one preferred share into one common share (one-to-one), subject to adjustment for future stock dividends and stock splits.

   In May of 1997, the Company issued warrants to a consultant to purchase 200,000 shares of common stock at $7.50 per share. These warrants, which are exercisable at the option of the holder, were exercised on the first day of fiscal year 2002.

9.  Stock Option Plans

   In 1994, the Company established two stock option plans, of which one is inclusive of California residents only, both of which provide for incentive and nonqualified stock options for the purchase of 831,600 shares of common stock of the Company. During 1999, the Board of Directors approved a reduction of 208,914 shares available under these plans. Incentive stock options may be granted to employees of the Company. Nonqualified stock options may be granted only to employees, directors, officers, agents, consultants or advisors of the Company. The purchase price of the common stock issuable under the stock option plans is determined by the Board of Directors and may not be less than the fair market value of the common stock at the grant date for incentive stock options and not less than 85% of the fair market value of the common stock at the grant date for nonqualified stock options. The term of a granted stock option is 10 years from the grant date. Stock options granted through December 30, 1994 vest 20% on each anniversary of the employee's date of hire and, accordingly, are fully vested and exercisable after five years of employment. Stock options granted subsequent to December 30, 1994 generally vest over three to four years.

   In 1997, the Company adopted a successor equity incentive plan to the Company's existing stock option plans, which provides a means by which selected employees, directors, and consultants of the Company may

                           PEET'S COFFEE & TEA, INC.

benefit from increased stock value through the granting of incentive and nonstatutory stock options. The Company has reserved 1,280,000 shares of common stock for issuance pursuant to the plan. The purchase price of the common stock issuable under this plan is determined by the Board of Directors, however may not be less than 85% of the fair market value of common stock at the grant date. The term of a granted stock option is 10 years from the grant date. Stock options generally vest over three to four years.

   In 2000, the Company adopted a new stock option plan (effective January 24, 2001). The Company has reserved 700,000 shares of common stock for issuance pursuant to the plan. As of each annual meeting of the Company's shareholders, beginning in 2002, and continuing through and including the annual meeting of the Company's shareholders in 2010, the number of shares of common stock reserved for issuance under the 2000 plan will be increased automatically by the lesser of (i) three percent (3%) of the total number of shares of common stock outstanding on such date, (ii) five hundred thousand (500,000) shares, or
(iii) a number of shares determined by the Board prior to such date, which number shall be less than (i) and (ii) above. The purchase price of the common stock issuable under this plan is determined by the Board of Directors, however may not be less than 85% of the fair market value of common stock at the grant date. The term of a granted stock option is 10 years from the grant date. All stock options vest at a minimum rate of 20% per year.

   The Company also adopted a 2000 Non-Employee Director Plan that provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to these options under the plan is 330,000. The exercise price of options granted will be equal to the fair market value of the common stock on the date of grant and have a term no more than ten years from the date granted. Option grants vest over a period of three years from the date of grant. In 2001, the company granted non-employee director options to purchase an aggregate of 120,000 shares of common stock.

   As of December 30, 2001, there were 26,210 shares available for grant under 1997 stock option plan, 116,594 shares available for grant under the 2000 stock option plan, and 210,000 shares available for grant under the 2000 Non-Employee Director stock option plan. Changes in stock options were as follows:

                                                      Weighted-Average
                                           Options   Exercise Price Per
                                         Outstanding       Share
                                         ----------- ------------------
        Outstanding at January 3, 1999..  1,409,128        $5.44
        Granted.........................    241,000         6.38
        Canceled........................   (197,910)        5.68
        Exercised.......................   (104,288)        4.12
                                          ---------
        Outstanding at January 2, 2000..  1,347,930         5.68
        Granted.........................    280,750         7.27
        Canceled........................    (37,600)        5.75
        Exercised.......................     (2,872)        4.64
                                          ---------
        Outstanding at December 31, 2000  1,588,208         5.96
        Granted.........................    729,326         7.69
        Canceled........................    (52,601)        6.96
        Exercised.......................    (94,081)        5.39
                                          ---------
        Outstanding at December 30, 2001  2,170,852        $6.54
                                          =========

   At January 2, 2000, December 31, 2000 and December 30, 2001, 879,566,
1,202,493 and 1,392,087 options, respectively, were exercisable with a weighted average exercise price of $5.32, $5.54, and $5.93, respectively.

                           PEET'S COFFEE & TEA, INC.

   The following table summarizes stock option information at December 30, 2001:

                            Options Outstanding                Options Exercisable
                ------------------------------------------- --------------------------
                          Weighted-Average
   Range of     Number of    Remaining     Weighted-Average Number of Weighted-Average
Exercise Prices  Options  Contractual Life  Exercise Price   Options   Exercise Price
--------------- --------- ---------------- ---------------- --------- ----------------
$3.85 to $ 4.75   276,486    3.55 years         $4.20         276,486      $4.20
$6.00 to $ 6.38 1,128,564    6.54                6.19       1,043,321       6.18
$7.23 to $ 7.25   357,441    9.16                7.23              --         --
$8.00 to $10.20   408,361    9.29                8.50          72,280       9.08
                ---------                                   ---------
$3.85 to $10.20 2,170,852    7.11               $6.54       1,392,087      $5.93
                =========                                   =========

   During 2001, the Company adopted a 2000 Employee Stock Purchase Plan ("ESPP"), where eligible full time employees can choose to have up to 15% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of stock is 85% of the lower of the beginning of the offering period or end of the offering period market price. The Company authorized 200,000 shares of common stock available for issuance under the plan, which will be increased as of each annual meeting of Peet's shareholders, beginning 2002 until 2020, by the lesser of 200,000 shares or 1.5% of the number of shares of common stock outstanding on that date. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. During 2001, employees purchased 36,789 shares of the Company's common stock under the plan at a weighted average per share price of $6.80. At December 30, 2001, 163,211 shares remain available for future issuance.

   The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation cost has been recognized for the stock option awards granted at fair market value. During 1999 and 2000, the Company granted options at 85% of fair value and recorded compensation expense equal to the intrinsic value over the vesting period. The Company has recorded compensation expense of $13,000 in 1999, $238,000 in 2000 and $305,000 in 2001. Statement of
Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earning per share as if the Company had adopted the fair value method. Had compensation cost for the Company's stock option plans and ESPP been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands):

                                                      1999    2000     2001
                                                     ------  -------  ------
    Net income (loss)--as reported.................. $ (144) $(2,275) $1,155
    Net income (loss)--pro forma.................... $ (594) $(2,965) $  827

    Basic net income (loss) per share--as reported.. $(0.03) $ (0.50) $ 0.15
    Basic net income (loss) per share--pro forma.... $(0.13) $ (0.66) $ 0.10

    Diluted net income (loss) per share--as reported $(0.03) $ (0.50) $ 0.14
    Diluted net income (loss) per share--pro forma.. $(0.13) $ (0.66) $ 0.10

                           PEET'S COFFEE & TEA, INC.

   The weighted-average fair value of the stock options granted during 1999, 2000, and 2001 was $3.34, $2.91 and $6.56, respectively. The weighted-average fair value of each 2001 ESPP award was $3.91 per share. The fair value of each option grant and each ESPP award is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           1999  2000  2001
                                           ----  ----  ----
                   Expected dividend rate.    0%    0%    0%
                   Expected volatility
                      Options.............    0%    0% 77.6%
                      ESPP awards.........             77.6%
                   Risk-free interest rate
                      Options............. 6.19% 6.33% 4.88%
                      ESPP awards.........             4.24%
                   Expected lives (years)
                      Options.............    7     5     5
                      ESPP awards.........              0.5

10.  Commitments and Contingencies

   Leases--The Company leases its Emeryville, California coffee roasting plant, distribution center and administrative offices, warehouse, its retail stores and certain equipment under operating leases that expire from 2002 through 2011. Certain leases contain renewal options for an additional five to fifteen years, and also provide for contingent rents to be paid equal to a stipulated percentage of sales. The lease agreements also provide for periodic adjustments to the minimum lease payments based on changes in cost of living indices or other scheduled increases.

   Future minimum lease payments required under non-cancelable capital and operating leases subsequent to December 30, 2001 are as follows (amounts in thousands):

                                                        Capital Operating
                                                        Leases   Leases
                                                        ------- ---------
      Years:
         2002..........................................  $ 83    $ 4,464
         2003..........................................    27      4,055
         2004..........................................     4      3,460
         2005..........................................    --      3,111
         2006..........................................    --      2,423
         Thereafter....................................    --      4,303
                                                         ----    -------
             Total minimum lease payments..............   114    $21,816
                                                                 =======
      Less amounts representing interest...............    (6)
                                                         ----
      Present value of net minimum lease payments......   108
         less current obligations......................   (73)
                                                         ----
             Long-term obligations.....................  $ 35
                                                         ====

   Rent expense was $3,490,000, $4,329,000, and $4,738,000 for 1999, 2000, and
2001 respectively, including contingent rents of $121,000, $129,000, and $146,000.

   Purchase Commitments--As of December 30, 2001, the Company had approximately $19,711,000 of outstanding coffee purchase commitments from 2002 to 2006 with fixed prices.

                           PEET'S COFFEE & TEA, INC.

   Employment Agreements--The Company has agreements with certain officers to provide severance benefits in the event their employment is terminated under certain defined circumstances resulting in a contingent liability at December 30, 2001.

   The Company is party to various legal proceedings arising from normal business activities. In the opinion of management, resolution of these matters will not have a material effect on the financial position, results of operations, or liquidity.

11.  Hedging Activities

   The Company is exposed to price risk related to price-to-be-fixed coffee purchase commitments and anticipated coffee purchases. The Company uses coffee futures and options to manage price increases and designates these derivative instruments as cash-flow hedges of its price-to-be-fixed coffee purchase commitments and anticipated coffee purchases. The Company does not hold or issue derivative instruments for trading purposes.

   On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated in a cash-flow hedge, the effective portions of changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges are recognized immediately in earnings.

   The adoption of SFAS No. 133 on January 1, 2001 resulted in a liability of $1,304,000 representing the fair value of the open futures at January 1, 2001, a deferred tax asset of $519,000 and accumulated other comprehensive loss of $785,000 net of tax.

   During 2001, the effective portion of the cash-flow hedges amounted to a loss of $295,000 (net of $195,000 tax) and was recorded in other comprehensive income/(loss). The ineffective portion of the hedges of $169,000 was recorded as cost of sales during 2001. Other comprehensive loss, net of tax, was $407,000 as of December 30, 2001, all of which is expected to be recorded as cost of sales over the next twelve months as the related inventory is sold. The fair value of the open futures contracts as of December 30, 2001 was a net liability of $112,000 and is reflected in other liabilities.

                           PEET'S COFFEE & TEA, INC.

12.  Segment Information

   The Company operates in three reportable segments: retail, online and mail order and specialty sales. Retail store operations consist of sales of whole bean coffee, beverages, tea and related products through Company-operated retail stores. Online and mail order operations consist primarily of sales of whole bean coffee shipped directly to the consumer. Specialty sales consist of whole bean coffee sales through grocery, wholesale and office coffee accounts. Management evaluates segment performance primarily based on revenue and segment operating income. The following table presents certain financial information for each segment. Segment income before taxes excludes unallocated marketing expenses and general and administrative expenses. Unallocated assets include cash, coffee inventory in the warehouse, corporate headquarter assets and intangibles and other assets.

                                         Online and
                                Retail   Mail Order Specialty Unallocated  Total
                                -------  ---------- --------- ----------- -------
1999
Net revenue.................... $57,164   $ 9,405    $2,490               $69,059
Depreciation and amortization..  (2,766)     (182)      (83)   $   (373)   (3,404)
Segment operating income (loss)   6,421     3,809       721     (10,094)      857
Interest expense, net..........                                    (985)     (985)
Loss before income taxes.......                                              (128)
Total assets...................  17,206       975       422      16,047    34,650
Capital expenditures...........   7,032     1,079        60       1,494     9,665

2000
Net revenue.................... $68,322   $10,516    $5,464               $84,302
Depreciation and amortization..  (3,556)     (384)     (113)   $   (523)   (4,576)
Segment operating income (loss)   7,393     3,662       994     (13,013)     (964)
Interest expense, net..........                                  (1,907)   (1,907)
Loss before income taxes.......                                            (2,871)
Total assets...................  18,547     1,228       403      19,543    39,721
Capital expenditures...........   3,578       750       224         966     5,518

2001
Net revenue.................... $75,055   $11,668    $7,677               $94,400
Depreciation and amortization..  (3,659)     (546)     (191)   $   (642)   (5,038)
Segment operating income (loss)   9,480     3,704     1,287     (12,138)    2,333
Interest expense, net..........                                    (429)     (429)
Income before income taxes.....                                             1,904
Total assets...................  17,676     1,540     2,346      19,847    41,409
Capital expenditures...........   1,882       435       886       3,308     6,511

   Net revenue from external customers for the two major product lines are as follows:

                                                    1999    2000    2001
                                                   ------- ------- -------
      Whole bean coffee, tea, and related products $41,811 $50,290 $55,944
      Beverages and pastries......................  27,248  34,012  38,456
                                                   ------- ------- -------
      Total....................................... $69,059 $84,302 $94,400
                                                   ======= ======= =======

13.  Related Party Transactions

   A member of the Board of Directors is the Chairman of Jesse.Hansen&Co, a strategic and financial advisor to the Company pursuant to an engagement letter dated as of December 9, 1996 between Jesse.Hansen&Co and

                           PEET'S COFFEE & TEA, INC.

the Company. The Company paid Jesse.Hansen&Co $60,000 ($5,000 per month) in fiscal 1999, 2000, and 2001 for advisory services rendered.

   A former member of the Board of Directors was also the chairman of Il Fornaio (America) Corporation, from which the Company purchased $333,000 and $262,000 of pastries and other food products in 1999 and 2000, respectively.

14.  Net Income (Loss) Per Share

   The following table summarizes the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted net income (loss) per share (in thousands):

                                                                           1999  2000  2001
                                                                           ----- ----- -----
Basic weighted average shares outstanding................................. 4,489 4,515 7,941
Incremental shares from assumed exercise of stock options and warrants....     0     0   271
                                                                           ----- ----- -----
Diluted weighted average shares outstanding............................... 4,489 4,515 8,212
                                                                           ===== ===== =====

   The number of incremental shares from the assumed exercise of stock options and warrants was calculated applying the treasury stock method.

15.  Quarterly Financial Information (Unaudited)

                                                       Quarter Ended
                                        --------------------------------------------
                                        April 1, July 1,  September 30, December 30,
                                          2001    2001        2001          2001
                                        -------- -------  ------------- ------------
Net revenue............................ $22,568  $22,727     $22,715      $26,390
Income (loss) from operations..........    (308)     158         822        1,661
Net income (loss)......................    (304)      64         430          965
Basic income (loss) per share.......... $ (0.04) $  0.01     $  0.05      $  0.12
Diluted income (loss) per share........ $ (0.04) $  0.01     $  0.05      $  0.11

                                                       Quarter Ended
                                        --------------------------------------------
                                        April 2, July 2,   October 1,   December 31,
                                          2000    2000        2000          2000
                                        -------- -------  ------------- ------------
Net revenue............................ $19,583  $20,196     $20,515      $24,008
Income (loss) from operations..........    (509)  (1,895)        274        1,166
Net income (loss)......................    (645)  (1,833)       (231)         434
Basic income (loss) per share.......... $ (0.14) $ (0.41)    $ (0.05)     $  0.10
Diluted income (loss) per share........ $ (0.14) $ (0.41)    $ (0.05)     $  0.08

                               INSIDE BACK COVER

                           [description of graphic]

   There is a photograph of a coffee bin, in which there is a silver scoop in a pile of coffee beans. There is a Peet's Coffee & Tea stylized logo at the bottom of the photograph.

PROSPECTUS                    [LOGO] THOMAS WEISEL PARTNERS LLC



                           [LOGO] Peet's Coffee & Tea

                               2,750,000 Shares
                                 Common Stock


                          Thomas Weisel Partners LLC
                               WR Hambrecht + Co
                         Pacific Growth Equities, Inc.

--------------------------------------------------------------------------------
Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by us. All amounts are estimates, other than the registration fee the NASD filing fee and Nasdaq listing fee.

               SEC Registration fee................... $ 3,756.17
               NASD Filing fee........................   4,582.79
               Nasdaq listing fee.....................  17,500.00
               Accounting fees and expenses...........
               Legal fees and expenses................
               Printing and engraving expenses........
               Transfer agent fees and expenses.......
               Miscellaneous fees and expenses........
                                                       ----------
                  Total............................... $
                                                       ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Sections 23B.08.500 through 23.B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The directors and officers of the Peet's also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by Peet's for such purpose.

   Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of Peet's Amended and Restated Articles of incorporation (Exhibit 3.4 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to Peet's and its shareholders.

   Peet's has entered into certain indemnification agreements with its directors and certain of its officers. The indemnification agreements provide Peet's directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

   The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of Peet's and its executive officers and directors and by Peet's of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 16.  EXHIBITS.

   a. Exhibits

Exhibit                                       Description
-------                                       -----------

  1.1   Form of Underwriting Agreement.*

  3.1   Amended and Restated Articles of Incorporation.**

  3.2   Amended and Restated Bylaws.**

  4.1   Form of common stock certificate.**

  5.1   Opinion of Cooley Godward LLP with respect to the common stock being requested.

 23.1   Consent of Deloitte & Touche LLP.

 23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1).

 24.1   Power of Attorney (filed herewith on the signature page of the registration statement).

--------
*  To be filed by amendment.

** Incorporated by reference. Previously filed as an exhibit to the Registrant's Information Statement on Form S-1 (File No. 333-47957) filed on October 13, 2000, as subsequently amended.

ITEM 17.  UNDERTAKINGS.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on March 27, 2002.

                                               PEET'S COFFEE & TEA, INC.

                                               By: /s/  CHRISTOPHER P. MOTTERN
                                                   -----------------------------
                                                   Christopher P. Mottern
                                                   President and Chief Executive
                                                   Officer


                               POWER OF ATTORNEY

   Each person whose signature appears below constitutes and appoints Christopher P. Mottern and Mark N. Rudolph, each acting alone, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-3, and to sign any registration statement filed under Rule 462 under the Securities Act of 1933 (including post-effective amendments thereto), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           NAME                            TITLE                      DATE
           ----                            -----                      ----

/s/  CHRISTOPHER P. MOTTERN                                      March 27, 2002
---------------------------   President, Chief Executive Officer
  Christopher P. Mottern      and Director (Principal
                              Executive Officer)

   /s/  MARK N. RUDOLPH     Senior Vice President, Chief         March 27, 2002
---------------------------   Financial Officer, Secretary
      Mark N. Rudolph         and Treasurer (Principal
                              Financial and Accounting
                              Officer)

  /s/  GERALD A. BALDWIN    Director                             March 27, 2002
---------------------------
     Gerald A. Baldwin

   /s/  HILARY BILLINGS     Director                             March 27, 2002
---------------------------
      Hilary Billings

   /s/  GORDON A. BOWKER    Director                             March 27, 2002
---------------------------
     Gordon A. Bowker

           NAME                        TITLE                  DATE
           ----                        -----                  ----

/s/  H. WILLIAM JESSE, JR. Director                      March 27, 2002
--------------------------
  H. William Jesse, Jr.

 /s/  JEAN-MICHEL VALETTE  Director                      March 27, 2002
--------------------------
   Jean-Michel Valette

                                 EXHIBIT INDEX

Exhibit                                       Description
-------                                       -----------

  1.1   Form of Underwriting Agreement.*

  3.1   Amended and Restated Articles of Incorporation.**

  3.2   Amended and Restated Bylaws.**

  4.1   Form of common stock certificate.**

  5.1   Opinion of Cooley Godward LLP with respect to the common stock being requested.

 23.1   Consent of Deloitte & Touche LLP.

 23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1).

 24.1   Power of Attorney (filed herewith on the signature page of the registration statement).

--------
*  To be filed by amendment.
** Incorporated by reference. Previously filed as an exhibit to the Registrant's Information Statement on Form S-1 (File No. 333-47957) filed on October 13, 2000, as subsequently amended.

                                      1